Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information for the Three Months Ended March 31, 2014
2.	Earnings release 1Q14
3.	Board of Directors Minutes

Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2014 and Report on Review of Interim Financial Information

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information
for the Three-Month Period Ended March 31, 2014

Table of contents

Report on Review of Interim Financial Information	3 – 4

Balance sheets	5 – 6

Income statements	7

Statements of comprehensive income	8

Statements of changes in equity	9 – 10

Statements of cash flows - Indirect method	11 – 12

Statements of value added	13

Notes to the financial statements	14 – 95

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended March 31, 2014, which comprises the balance sheet as of March 31, 2014 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added, for the three-month period ended March 31, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRSs, which do not require the presentation of these statements. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 14, 2014

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2014 and December 31, 2013

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Current assets
Cash and cash equivalents	4	65,876	110,278	2,156,241	2,276,069
Financial investments	4	1,277	264	1,028,073	1,149,132
Trade receivables, net	5	-	-	2,450,437	2,321,537
Inventories, net	6	-	-	2,007,917	1,592,513
Recoverable taxes, net	7	19,926	27,067	494,666	479,975
Dividends receivable		51,412	296,918	177	177
Other receivables		1,720	1,349	41,443	19,361
Prepaid expenses, net	10	-	1,907	96,775	65,177
Total current assets		140,211	437,783	8,275,729	7,903,941
Non-current assets
Financial investments	4	-	-	109,891	118,499
Trade receivables, net	5	-	-	125,241	124,478
Related parties	8.a	762,653	772,194	10,858	10,858
Deferred income and social contribution taxes	9.a	6,796	395	414,797	376,132
Recoverable taxes, net	7	33,927	21,464	47,031	37,365
Escrow deposits	23	149	148	639,459	614,912
Other receivables		-	-	7,294	6,634
Prepaid expenses, net	10	-	-	106,488	97,805
		803,525	794,201	1,461,059	1,386,683

Investments
In subsidiaries	11.a	7,022,210	6,112,193	-	-
In joint-ventures	11.a;11.b	23,100	22,751	50,630	44,386
In associates	11.c	-	-	11,930	11,741
Other		-	-	2,814	2,814
Property, plant and equipment, net	12	-	-	4,876,392	4,860,225
Intangible assets, net	13	246,163	246,163	2,958,264	2,168,755
		7,291,473	6,381,107	7,900,030	7,087,921

Total non-current assets		8,094,998	7,175,308	9,361,089	8,474,604

Total assets		8,235,209	7,613,091	17,636,818	16,378,545

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of March 31, 2014 and December 31, 2013

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Current liabilities
Loans	14	-	-	934,698	1,767,824
Debentures	14.g	799,840	53,287	841,180	60,377
Finance leases	14.j	-	-	3,044	1,788
Trade payables	15	655	1,133	975,493	968,950
Salaries and related charges	16	141	141	226,279	297,654
Taxes payable	17	60	24	119,965	116,322
Dividends payable	20.g	11,594	237,938	15,897	242,207
Income and social contribution taxes payable		-	559	95,947	113,922
Subscription warrants – working capital	3.a	44,005	-	44,005	-
Post-employment benefits	24.b	-	-	11,922	11,922
Provision for assets retirement obligation	18	-	-	4,416	3,449
Provision for tax, civil and labor risks	23.a	-	-	68,061	69,306
Other payables		604	320	53,706	93,040
Deferred revenue	19	-	-	21,612	17,731
Total current liabilities		856,899	293,402	3,416,225	3,764,492
Non-current liabilities
Loans	14	-	-	4,388,762	3,697,999
Debentures	14.g	-	799,197	1,398,719	1,399,035
Finance leases	14.j	-	-	43,016	42,603
Related parties	8.a	-	-	3,870	3,872
Subscription warrants – indemnification	3.a	115,099	-	115,099	-
Deferred income and social contribution taxes	9.a	-	-	84,407	101,499
Provision for tax, civil and labor risks	23.a	535	531	633,820	569,714
Post-employment benefits	24.b	-	-	103,173	99,374
Provision for assets retirement obligation	18	-	-	65,031	66,212
Other payables		-	-	83,390	77,725
Deferred revenue	19	-	-	9,394	9,134
Total non-current liabilities		115,634	799,728	6,928,681	6,067,167
Shareholders’ equity
Share capital	20.a	3,838,686	3,696,773	3,838,686	3,696,773
Capital reserve	20.c	526,087	20,246	526,087	20,246
Revaluation reserve	20.d	6,043	6,107	6,043	6,107
Profit reserves	20.e	2,706,632	2,706,632	2,706,632	2,706,632
Treasury shares	20.b	(111,521)	(114,885)	(111,521)	(114,885)
Additional dividends to the minimum mandatory dividends	20.g	-	161,584	-	161,584
Retained earnings		246,977	-	246,977	-
Valuation adjustments	2.c;2.o; 20.f	5,476	5,428	5,476	5,428
Cumulative translation adjustments	2.r;20.f	44,296	38,076	44,296	38,076
Shareholders’ equity attributable to:
Shareholders of the Company		7,262,676	6,519,961	7,262,676	6,519,961
Non-controlling interests in subsidiaries		-	-	29,236	26,925
Total shareholders’ equity		7,262,676	6,519,961	7,291,912	6,546,886
Total liabilities and shareholders’ equity		8,235,209	7,613,091	17,636,818	16,378,545

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the period ended March 31, 2014 and 2013

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Net revenue from sales and services	25	-	-	15,946,864	13,599,968
Cost of products and services sold	26	-	-	(14,674,871)	(12,536,382)

Gross profit		-	-	1,271,993	1,063,586

Operating income (expenses)
Selling and marketing	26	-	-	(504,836)	(414,646)
General and administrative	26	(19,276)	(2,854)	(303,900)	(243,713)
Income from disposal of assets	28	-	-	7,028	5,534
Other operating income, net	27	-	2,903	20,014	15,713

Operating income before financial income (expenses) and share of profit of subsidiaries and joint ventures		(19,276)	49	490,299	426,474
Financial income	29	29,996	20,541	90,426	52,937
Financial expenses	29	(30,683)	(17,120)	(205,195)	(113,559)
Share of profit of subsidiaries, joint ventures and associates	11	260,485	252,993	(2,567)	(1,959)

Income before income and social contribution taxes		240,522	256,463	372,963	363,893

Income and social contribution taxes
Current	9.b	-	(11,591)	(152,875)	(119,643)
Deferred	9.b	6,401	(35)	15,815	(7,802)
Tax incentives	9.b;9.c	-	-	13,372	10,077
		6,401	(11,626)	(123,688)	(117,368)

Net income for the period		246,923	244,837	249,275	246,525

Net income for the period attributable to:
Shareholders of the Company		246,923	244,837	246,923	244,837
Non-controlling interests in subsidiaries		-	-	2,352	1,688

Earnings per share (based on weighted average of shares outstanding) – R$
Basic	30	0.4550	0.4585	0.4550	0.4585
Diluted	30	0.4516	0.4564	0.4516	0.4564

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

For the period ended March 31, 2014 and 2013

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2014	03/31/2013	03/31/2014	03/31/2013

Net income for the period attributable to shareholders of the Company		246,923	244,837	246,923	244,837
Net income for the period attributable to non-controlling interests in subsidiaries		-	-	2,352	1,688

Net income for the period		246,923	244,837	249,275	246,525

Items that are subsequently reclassified to profit or loss:
Valuation adjustments for financial instruments	2.c;20.f	48	19	48	19
Cumulative translation adjustments, net of hedge of net investments in foreign operation	2.c; 2.r;20.f	6,220	(24,009)	6,220	(24,009)

Total comprehensive income for the period		253,191	220,847	255,543	222,535
Total comprehensive income for the period attributable to shareholders of the Company		253,191	220,847	253,191	220,847
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	2,352	1,688

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the period ended March 31, 2014 and 2013
(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	617,641	1,333,066	(12,615)	12,621	-	(114,885)	147,195	5,980,597	25,481	6,006,078

Net income for the period		-	-	-	-	-	-	-	-	244,837	-	-	244,837	1,688	246,525
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f	-	-	-	-	-	-	19	-	-	-	-	19	-	19
Currency translation of foreign subsidiaries	2.r; 20.f	-	-	-	-	-	-	-	(24,009)	-	-	-	(24,009)	-	(24,009)
Total comprehensive income for the period		-	-	-	-	-	-	19	(24,009)	244,837	-	-	220,847	1,688	222,535

Realization of revaluation reserve	20.d	-	-	(65)	-	-	-	-	-	65	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(11)	-	-	(11)	-	(11)
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(12)	(12)
Approval of additional dividends by the Shareholders’ Meeting		-	-	-	-	-	-	-	-	-	-	(147,195)	(147,195)	-	(147,195)

Balance as of March 31, 2013		3,696,773	20,246	6,648	273,842	617,641	1,333,066	(12,596)	(11,388)	244,891	(114,885)	-	6,054,238	27,157	6,081,395

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	-	(114,885)	161,584	6,519,961	26,925	6,546,886

Net income for the period		-	-	-	-	-	-	-	-	246,923	-	-	246,923	2,352	249,275
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f	-	-	-	-	-	-	48	-	-	-	-	48	-	48
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 20.f	-	-	-	-	-	-	-	6,220	-	-	-	6,220	-	6,220
Total comprehensive income for the period		-	-	-	-	-	-	48	6,220	246,923	-	-	253,191	2,352	255,543

Increase in share capital	3.a; 20.a	141,913	-	-	-	-	-	-	-	-	-	-	141,913	-	141,913
Capital surplus on subscription of shares	3.a; 20.c	-	498,812	-	-	-	-	-	-	-	-	-	498,812	-	498,812
Costs directly attributable to issuing new shares	3.a; 20.c	-	(2,260)	-	-	-	-	-	-	-	-	-	(2,260)	-	(2,260)
Sale of treasury shares		-	9,289	-	-	-	-	-	-	-	3,364	-	12,653	-	12,653
Realization of revaluation reserve	20.d	-	-	(64)	-	-	-	-	-	64	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(10)	-	-	(10)	-	(10)
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(41)	(41)
Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(161,584)	(161,584)	-	(161,584)

Balance as of March 31, 2014		3,838,686	526,087	6,043	335,099	1,038,467	1,333,066	5,476	44,296	246,977	(111,521)	-	7,262,676	29,236	7,291,912

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the period ended March 31, 2014 and 2013

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Cash flows from operating activities
Net income for the period		246,923	244,837	249,275	246,525
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of subsidiaries, joint ventures and associates	11	(260,485)	(252,993)	2,567	1,959
Depreciation and amortization	12;13	-	-	214,283	189,442
PIS and COFINS credits on depreciation	12;13	-	-	3,102	3,036
Assets retirement expenses	18	-	-	(998)	(1,056)
Interest, monetary and exchange variations		31,244	15,557	149,447	52,663
Deferred income and social contribution taxes	9.b	(6,401)	35	(15,815)	7,802
Income from disposal of assets	28	-	-	(7,028)	(5,534)
Others		-	-	982	2,956

Dividends received from subsidiaries		516,910	4,455	-	-

(Increase) decrease in current assets
Trade receivables	5	-	-	(59,564)	(164,872)
Inventories	6	-	-	(249,601)	(281,878)
Recoverable taxes	7	7,141	10,220	(1,730)	78,513
Other receivables		(370)	(1,382)	(18,531)	(2,365)
Prepaid expenses	10	1,907	-	(27,221)	(30,835)

Increase (decrease) in current liabilities
Trade payables	15	(478)	(116)	(110,659)	(37,636)
Salaries and related charges	16	-	(3)	(87,914)	(83,061)
Taxes payable	17	36	(304)	214	(12,369)
Income and social contribution taxes		-	-	90,852	74,013
Provision for tax, civil and labor risks	23.a	-	-	(1,245)	2,500
Other payables		285	-	(46,647)	(32,034)
Deferred revenue	19	-	-	1,281	430

(Increase) decrease in non-current assets
Trade receivables	5	-	-	(763)	4,011
Recoverable taxes	7	(12,463)	(4,374)	(9,666)	(19,517)
Escrow deposits		-	14	(23,263)	(9,420)
Other receivables		-	-	(661)	(860)
Prepaid expenses	10	-	-	1,153	3,614

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-	-	3,799	3,525
Provision for tax, civil and labor risks	23.a	4	2	17,907	(2,498)
Other payables		-	-	(1,431)	(4,771)
Deferred revenue	19	-	-	260	(401)

Income and social contribution taxes paid		(559)	-	(108,827)	(78,026)

Net cash provided by operating activities		523,694	15,948	(36,442)	(96,144)

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries Statements of cash flows - Indirect method For the period ended March 31, 2014 and 2013 (In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Cash flows from investing activities
Financial investments, net of redemptions		(1,013)	149	129,667	254,679
Acquisition of subsidiaries, net		-	-	-	(6,168)
Cash and cash equivalents of acquired subsidiaries	3.a	-	-	9,123	-
Acquisition of property, plant and equipment	12	-	-	(106,414)	(100,343)
Acquisition of intangible assets	13	-	-	(41,837)	(39,039)
Capital increase in subsidiaries	11.a	(123,600)	-	-	-
Capital increase in joint ventures	11.b	-	-	(9,000)	(9,579)
Capital reduction to subsidiaries	11.a	-	700,000	-	-
Proceeds from disposal of assets	28	-	-	19,223	17,040

Net cash provided by (used in) investing activities		(124,613)	700,149	762	116,590
Cash flows from financing activities
Loans and debentures
Borrowings	14	-	-	935,978	111,799
Repayments	14	-	-	(253,557)	(164,823)
Interest paid	14	(75,489)	(66,665)	(374,935)	(277,064)
Payment of financial lease	14.j	-	-	(1,270)	(1,134)
Dividends paid		(387,928)	(352,498)	(387,933)	(352,714)
Sale of treasury shares		12,653	-	-	-
Costs directly attributable to issuing new shares	20.c	(2,260)	-	(2,260)	-
Related parties		9,541	(15,892)	-	-
Net cash used in financing activities		(443,483)	(435,055)	(83,977)	(683,936)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	(171)	59

Increase (decrease) in cash and cash equivalents		(44,402)	281,042	(119,828)	(663,431)

Cash and cash equivalents at the beginning of the period	4	110,278	76,981	2,276,069	2,021,114

Cash and cash equivalents at the end of the period	4	65,876	358,023	2,156,241	1,357,683

Additional information - transactions that not affect cash and cash equivalents:
Extrafarma acquisition – capital increase and subscription warrants	3.a	791,427	-	791,427	-
Extrafarma acquisition – gross debt assumed on close date	3.a	207,911	-	207,911	-

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

For the period ended March 31, 2014 and 2013

(In thousands of Brazilian Reais, except percentages)
		Parent				Consolidated
	Note	03/31/2014%		03/31/2013%		03/31/2014%		03/31/2013%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-		16,400,277		13,996,250
Rebates, discounts and returns	25	-		-		(83,590)		(72,831)
Allowance for doubtful accounts - Reversal (allowance)		-		-		(1,270)		(501)
Income from disposal of assets	28	-		-		7,028		5,534
		-		-		16,322,445		13,928,452

Materials purchased from third parties
Raw materials used		-		-		(850,706)		(717,804)
Cost of goods, products and services sold		-		-		(13,768,141)		(11,794,341)
Third-party materials, energy, services and others		(22,833)		(1,676)		(457,564)		(380,750)
Reversal of impairment losses		4,773		2,903		(538)		3,112
		(18,060)		1,227		(15,076,949)		(12,889,783)

Gross value added		(18,060)		1,227		1,245,496		1,038,669

Deductions
Depreciation and amortization		-		-		(214,283)		(189,442)
PIS and COFINS credits on depreciation		-		-		(3,102)		(3,036)
		-		-		(217,385)		(192,478)

Net value added by the Company		(18,060)		1,227		1,028,111		846,191

Value added received in transfer
Share of profit of subsidiaries, joint-ventures and associates	11	260,485		252,993		(2,567)		(1,959)
Rents and royalties	25	-		-		26,126		20,115
Financial income	29	29,996		20,541		90,426		52,937
		290,481		273,534		113,985		71,093

Total value added available for distribution		272,421		274,761		1,142,096		917,284

Distribution of value added
Labor and benefits		1,024	-	922	-	345,737	30	279,793	31
Taxes, fees and contributions		(6,920)	(3)	13,244	5	314,314	28	259,710	28
Financial expenses and rents		31,394	12	15,688	6	232,770	20	131,256	14
Retained earnings		246,923	91	244,837	89	249,275	22	246,525	27
Value added distributed		272,421	100	274,761	100	1,142,096	100	917,284	100

The accompanying notes are an integral part of these interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), and, as from January 31, 2014, trading of pharmaceutical, hygiene, beauty and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) – see Note 3.a).

2.	Summary of significant accounting policies

The Company’s consolidated interim financial information were prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), in accordance with  CPC 21 (R1) - Interim Financial Reporting issued by the Accounting Pronouncements Committee (“CPC”) and presented in accordance with standards established by the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s individual interim financial information were prepared in accordance with CPC 21 (R1) and presented in accordance with standards established by the CVM. The investments in subsidiaries, associates and joint ventures are measured through the equity method of accounting, which, for purposes of the International Financial Reporting Standards (“IFRS”), would be measured at cost or fair value.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these individual and consolidated interim financial information.

a.	Recognition of income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts and other deductions, if applicable.

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants, LPG and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash and cash equivalents

Include cash, banks deposits and short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial instruments

In accordance with IAS 32, IAS 39 and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in cumulative other comprehensive income in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.
•
Hedge accounting - fair value hedge: in the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•
Hedge accounting - hedge of net investments in foreign operation: derivative financial instrument used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective referring to the exchange rate effect is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Trade receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company.

Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are under joint control are also accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Leases

•   Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.j).

•   Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – fair value hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method (see Note 14.k).

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method.

l.	Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

n.	Provisions for tax, civil and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the shareholder’s equity. Past service cost is recognized through the income statement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

p.	Other liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value based on interest rates that reflect the term, currency and risk of each transaction.

q.	Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for translation of interim financial information of foreign subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity are translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The recognized balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of March 31, 2014 was a gain of R$ 44,296 (gain of R$ 38,076 as of December 31, 2013).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy, are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar, as its sales and purchases of goods, and financing activities are performed substantially in this currency.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered as an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The loss recognized in income for the three-month period ended March 31, 2014 amounted to R$ 1,872 (R$ 637 loss for the three-month period ended March 31, 2013).

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Use of estimates, assumptions and judgments

The preparation of the interim financial information requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Therefore, Company and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Notes 5 and 22), the determination of provisions for losses of inventories (Note 6), the determination of deferred income taxes amounts (Note 9), the useful life of property, plant and equipment (Note 12), the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil and labor provisions (Note 23 items a,b,c,d) and estimates for the preparation of actuarial reports (Note 24.b). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of assets

The Company and its subsidiaries review, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented (see Note 13.i).

u.	Adjustment to present value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant and equipment (CIAP). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the interim financial information, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totalized R$ 459 as of March 31, 2014 (R$ 354 as of December 31, 2013).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities and did not identify the need to recognize other present value adjustments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

v.	Statements of value added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, that do not require the presentation of DVA.

w.	Adoption of the pronouncements issued by CPC and IFRS

Certain standards, amendments and interpretations to IFRS issued by IASB that have been issued but are not yet effective were not applied as of March 31, 2014, as follows:

Effective date
• Amendments to IAS 32 – Financial instruments: presentation: provides clarifications on the application of the offsetting rules.	2014
•      IFRS 9 (and corresponding 2010 and 2013 amendments): – Financial instruments’ classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments and new hedge accounting guidance (as issued in November, 2013).
2015(*)

(*) the amendments issued by the IASB in November, 2013 removed the January 1st, 2015 mandatory effective date.

CPC has not yet issued pronouncements equivalent to these IAS/IFRS, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM. The Company is assessing the potential effects of these standards.

x.	Authorization for issuance of the interim financial information

These interim financial information were authorized for issue by the Board of Directors on May 14, 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of consolidation and investments in subsidiaries

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over of a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated interim financial information includes the following direct and indirect subsidiaries:

		% interest in the share
		03/31/2014		12/31/2013
		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	100	-	-	-
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Isa-Sul Administraçăo e Participações Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	57	-	57
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	100
Oxiteno Shanghai Trading LTD.	China	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100

 The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business combination – acquisition of Extrafarma

On January 31, 2014 the merger of all shares issued by Extrafarma into Ultrapar was approved at the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma. After the merger of shares, Extrafarma became a wholly-owned subsidiary of Ultrapar and the shareholders of Extrafarma became long-term shareholders of Ultrapar. The association with Extrafarma marks Ultrapar’s entry into Brazil's retail pharmacy sector, making it the third distribution and specialty retail business of the Company.

As a result, 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company were issued on January 31, 2014, increasing capital share by R$ 141,913, resulting in total capital share of R$ 3,838,686 represented by 556,405,096 shares and increasing capital reserves by R$ 498,812, totaling an increase in equity in the amount of R$ 640,725. This transaction did not affect the Company’ cash flow.

In addition, the Company issued subscription warrants that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future, broken into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. The number of shares of the subscription warrants – indemnification is adjusted according to the changes in the amounts of provision for tax, civil and labor risks and contingent liabilities related to the period previous to January 31, 2014. The subscription warrants – working capital and subscription warrants – indemnification are valued based on the share price of Ultrapar (UGPA3) on the reporting date. On March 31, 2014 the subscription warrants totaled:

	Number of shares	R$
Subscription warrants – working capital	801,409	44,005
Subscription warrants – indemnification	2,360,361	115,099

Total	3,161,770	159,104

The temporary purchase price in the amount of R$ 791,427, subject to the customary final adjustments of working capital, will be allocated among the identified assets acquired and liabilities assumed, measured at fair value. The Company is measuring the open balance, fair value of assets and liabilities and, consequently, the goodwill. The purchase price allocation is being determined and its conclusion is estimated for the second semester of 2014. During the process of identification of assets and liabilities, intangible assets which are not recognized in the acquired entity’s books will also be taken into account. The temporary goodwill is R$ 836,182.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the temporary assets acquired and liabilities assumed as of the acquisition date, subject to the customary final adjustments of working capital and purchase price allocation:

Current assets		Current liabilities
Cash and cash equivalents	9,123	Loans (1)	179,818
Trade receivables	68,398	Trade payables	117,202
Inventories	164,590	Salaries and related charges	16,539
Recoverable taxes	12,961	Income and social contribution taxes payable	3,429
Other	5,110	Deferred revenue	2,599
	260,182	Other	6,316
			325,903

Non-current assets		Non-current liabilities
Property, plant and equipment	46,832	Loans (1)	28,093
Intangible assets	13,723	Provision for tax, civil and labor risks	46,199
Deferred income and social contribution taxes	40,516	Other	7,096
Escrow deposits	1,283		81,388
Temporary goodwill	836,182
	938,536	Total liabilities assumed	407,291

Total assets acquired and temporary goodwill	1,198,718	Consideration transferred	791,427

(1) The gross debt assumed on closing date amounted to R$ 207,911.

For further details on property, plant and equipment and intangibles acquired, see Notes 12 and 13 respectively.

For further details see Material Notice released on September 30, 2013, Material Notice, Protocol and Justification of merger of shares and Management’s proposal to Extraordinary Shareholders´ Meeting and its Annex released on December 19, 2013 and Market Announcement released on January 31, 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 3,294,205 at March 31, 2014 (R$ 3,543,700 at December 31, 2013) and are distributed as follows:

•·	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013

Cash and bank deposits
In local currency	136	153	189,576	136,532
In foreign currency	-	-	70,001	88,394

Financial investments considered cash equivalents
In local currency
Fixed-income securities	65,740	110,125	1,893,942	2,051,143
In foreign currency
Fixed-income securities	-	-	2,722	-

Total cash and cash equivalents	65,876	110,278	2,156,241	2,276,069

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013

Financial investments
In local currency
Fixed-income securities and funds	1,277	264	668,936	747,256

In foreign currency
Fixed-income securities and funds	-	-	375,500	368,781

Currency and interest rate hedging instruments (a)	-	-	95,528	151,594

Total financial investments	1,277	264	1,137,964	1,267,631

Current	1,277	264	1,028,073	1,149,132

Non-current	-	-	109,891	118,499

(a) Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade receivables (Consolidated)

The composition of trade receivables is as follows:

	03/31/2014	12/31/2013

Domestic customers	2,292,587	2,159,355
Reseller financing - Ipiranga	270,145	276,044
Foreign customers	172,002	157,696
(-) Allowance for doubtful accounts	(159,056)	(147,080)

Total	2,575,678	2,446,015

Current	2,450,437	2,321,537

Non-current	125,241	124,478

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

03/31/2014	2,734,734	2,440,242	67,299	12,170	15,618	15,180	184,225

12/31/2013	2,593,095	2,282,310	104,544	12,906	6,428	7,786	179,121

Movements in the allowance for doubtful accounts are as follows:

Balance at December 31, 2013	147,080
Initial balance of Extrafarma (January 31, 2014)	5,499
Additions	7,247
Write-offs	(770)
Balance at March 31, 2014	159,056

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	03/31/2014			12/31/2013
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	358,783	(7,178)	351,605	318,451	(7,100)	311,351
Work in process	1,929	-	1,929	2,626	-	2,626
Raw materials	184,571	(171)	184,400	209,735	(169)	209,566
Liquefied petroleum gas (LPG)	35,761	(5,761)	30,000	41,678	(5,761)	35,917
Fuels, lubricants and greases	1,018,515	(865)	1,017,650	817,016	(758)	816,258
Consumable materials and bottles for resale	71,173	(1,634)	69,539	64,465	(1,450)	63,015
Pharmaceutical, hygiene and beauty products	216,635	(3,938)	212,697	-	-	-
Advances to suppliers	114,935	-	114,935	128,618	-	128,618
Properties for resale	25,162	-	25,162	25,162	-	25,162

	2,027,464	(19,547)	2,007,917	1,607,751	(15,238)	1,592,513

Movements in the provision for losses are as follows:

Balance at December 31, 2013	15,238
Initial balance of Extrafarma (January 31, 2014)	3,164
Recoveries of realizable value adjustment	1,184
Reversals of obsolescence and other losses	(39)
Balance at March 31, 2014	19,547

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2014	12/31/2013
Realizable value adjustment	10,681	9,497
Obsolescence and other losses	8,866	5,741
Total	19,547	15,238

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	Parent		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
IRPJ and CSLL	53,853	48,531	155,134	160,590
ICMS	-	-	235,665	210,045
Provision for ICMS losses (1)	-	-	(85,358)	(65,180)
PIS and COFINS	-	-	181,561	156,707
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	-	-	44,015	43,592
Excise tax - IPI	-	-	4,630	3,997
Other	-	-	6,050	7,589

Total	53,853	48,531	541,697	517,340

Current	19,926	27,067	494,666	479,975

Non-current	33,927	21,464	47,031	37,365

 (1) The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance at December 31, 2013	65,180
Initial balance of Extrafarma (January 31, 2014)	20,888
Additions	3,669
Write-offs	(4,379)
Balance at March 31, 2014	85,358

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties

a.	Related parties

• ·	Parent company

	Assets			Financial income
	Trade receivables	Debentures	Total

Companhia Ultragaz S.A.	5,716	-	5,716	-
Oxiteno S.A. Indústria e Comércio	6,937	-	6,937	-
Ipiranga Produtos de Petróleo S.A.	-	750,000	750,000	28,086
Total as of March 31, 2014	12,653	750,000	762,653	28,086

	Assets Debentures	Financial income

Ipiranga Produtos de Petróleo S.A.	772,194	18,696
Total as of December 31, 2013	772,194
Total as of March 31, 2013		18,696

In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at each face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

• ·	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	1,089
Química da Bahia Indústria e Comércio S.A.	-	3,044	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	484
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	765	236
Others	490	826	-	-
Total as of March 31, 2014	10,858	3,870	765	1,809

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	1,069
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	1,051
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	7,952	1,210
Others	490	826	-	-
Total as of December 31, 2013	10,858	3,872	7,952	3,330

1 Included in “trade receivables” and “trade payables”, respectively.

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	2	3,154
Refinaria de Petróleo Riograndense S.A.	-	7,500
ConectCar Soluções de Mobilidade Eletrônica S.A.	2,359	-
Total as of March 31, 2014	2,361	10,654

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	2	3,205
Refinaria de Petróleo Riograndense S.A.	-	7,680
ConectCar Soluções de Mobilidade Eletrônica S.A.	2,327	-
Total as of March 31, 2013	2,329	10,885

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on an arm’s-length market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.l). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries and its associates.

b.
Key executives - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation EVA ®  and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

As of March 31, 2014, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 9,820 (R$ 7,768 as of March 31, 2013). Out of this total, R$ 7,490 relates to short-term compensation (R$ 6,452 as of March 31, 2013), R$ 1,631 to stock compensation (R$ 947 as of March 31, 2013), R$ 416 to post-employment benefits (R$ 369 as of March 31, 2013) and R$ 283 to long-term compensation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.
Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the initial concession.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs

March 5, 2014	83,400	2019 to 2021	52.15	5,999	(85)	5,914
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(392)	11,062
November 7, 2012	350,000	2017 to 2019	42.90	20,710	(4,983)	15,727
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(2,089)	3,183
November 10, 2010	260,000	2015 to 2017	26.78	9,602	(5,572)	4,030
December 16, 2009	250,000	2014 to 2016	20.75	7,155	(5,266)	1,889
October 8, 2008	384,008	2013 to 2015	9.99	8,090	(7,303)	787
December 12, 2007	53,320	2012 to 2014	16.17	3,570	(3,456)	114
November 9, 2006	207,200	2016	11.62	3,322	(2,464)	858
December 14, 2005	93,600	2015	8.21	1,060	(883)	177
October 4, 2004	167,900	2014	10.20	2,361	(2,243)	118
	2,119,428			78,595	(34.736)	43,859

The amortization as of March 31, 2014 in the amount of R$ 2,707 (R$ 2,474 as of December 31, 2013) was recognized as a general and administrative expense.

The table below shows the movement in the number of granted shares:

Balance as of December 31, 2013	1,886,028
Shares granted on February 3, 2014	150,000
Shares granted on March 5, 2014	83,400
Balance as of March 31, 2014	2,119,428

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	50,302	32,130
Provisions for tax, civil and labor risks	11	10	127,351	111,395
Provision for post-employment benefit	-	-	45,035	43,753
Provision for differences between cash and accrual basis	-	-	2,427	-
Goodwill	-	-	46,973	57,334
Provision for assets retirement obligation	-	-	13,733	13,760
Other provisions	3,149	385	83,462	72,153
Tax losses and negative basis for social contribution carryforwards (d)	3,636	-	45,514	45,607

Total	6,796	395	414,797	376,132

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	3,099	3,130
Lease	-	-	5,500	5,640
Provision for differences between cash and accrual basis	-	-	42,491	61,864
Provision for goodwill/negative goodwill	-	-	8,094	6,709
Temporary differences of foreign subsidiaries	-	-	6,117	4,088
Provision for post-employment benefit	-	-	5,913	5,911
Other provisions	-	-	13,193	14,157

Total	-	-	84,407	101,499

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	03/31/2014	03/31/2013

Initial balance	274,633	384,407
Deferred IRPJ and CSLL recognized in income of the period	15,815	(7,802)
Initial balance of Extrafarma (January 31, 2014)	40,516	-
Deferred IRPJ and CSLL recognized in business combinations	-	(9,068)
Other	(574)	(2,110)

Final balance	330,390	365,427

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 year	3,636	144,082
From 1 to 2 years	-	78,333
From 2 to 3 years	11	36,702
From 3 to 5 years	-	31,942
From 5 to 7 years	3,149	88,964
From 7 to 10 years	-	34,774

	6,796	414,797

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2014	03/31/2013	03/31/2014	03/31/2013

Income before taxes and share of profit of subsidiaries, joint ventures and associates	(19,963)	3,470	375,530	365,852
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	6,788	(1,180)	(127,680)	(124,390)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(387)	(340)	(13,876)	(7,676)
Nontaxable revenues (ii)	-	(15)	628	1,294
Adjustment to estimated income (iii)	-	-	3,260	2,430
Interest on equity (iv)	-	(10,097)	-	-
Other adjustments	-	6	608	897
Income and social contribution taxes before tax incentives	6,401	(11,626)	(137,060)	(127,445)

Tax incentives - SUDENE	-	-	13,372	10,077
Income and social contribution taxes in the income statement	6,401	(11,626)	(123,688)	(117,368)

Current	-	(11,591)	(152,875)	(119,643)
Deferred	6,401	(35)	15,815	(7,802)
Tax incentives - SUDENE	-	-	13,372	10,077

Effective IRPJ and CSLL rates - %			32.9	32.1

(i)
Nondeductible expenses, consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets and certain provisions;

(ii)	Nontaxable revenues, consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)
Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)
Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base (1)	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal (2)	75	2012
	Suape terminal	75	2020

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2022

(1) In 2014 the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due to the production increase in the Caucaia base and modernization in the Mataripe base.

(2) On December 26, 2013, the petition requesting the extension of the tax incentive for another 10 years was granted by SUDENE, due the modernization in the Aratu terminal. On January 16, 2014 the report was filed with the Federal Revenue Service, which has a period of 120 days for approval before Tequimar can use the incentive retrospectively.

d.	Income and social contribution taxes carryforwards

As of March 31, 2014, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 142,109 (R$ 142,952 as of December 31, 2013) and negative basis of CSLL of R$ 110,958 (R$ 109,652 as of December 31, 2013), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 45,514 as of March 31, 2014 (R$ 45,607 as of December 31, 2013).

e.	Provisional Measure No. 627

On November 11, 2013 Provisional Measure No. 627 (MP 627/13) was issued, which, among other matters: (i) revokes the Transition Tax Regime (RTT) and regulates the incidence of taxes on the adjustments arising from the convergence of accounting practices adopted in Brazil and international financial reporting standards (IFRS) and (ii) provides for the taxation of residents in Brazil related to profits of overseas subsidiaries and associates.

The Company has assessed the potential effects of MP 627/13 and awaits its conversion into law for completion of the assessment of impacts, however the expected effects are not material based on a preliminary analysis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	03/31/2014	12/31/2013

Rents	92,106	92,375
Advertising and publicity (1)	47,849	25,864
Deferred Stock Plan, net (see Note 8.c)	35,434	23,408
Insurance premiums	13,465	10,319
Software maintenance	5,921	3,900
Purchases of meal and transportation tickets	1,507	1,541
Taxes and other prepaid expenses	6,981	5,575

	203,263	162,982

Current	96,775	65,177

Non-current	106,488	97,805

(1) On March 31, 2014, R$ 35,679 (R$ 19,194 on December 31, 2013) refer to marketing campaigns that will happen due to the Soccer World Cup 2014 in Brazil.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and joint-venture (Parent company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	03/31/2014
	Subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	152,240,000	5,078,888
Assets	1,089,861	3,433,126		9,457,625	439,392	215,672
Liabilities	3,915	480,134		7,392,507	357,479	146,101
Shareholders’ equity	1,085,946	2,953,051	(*)	2,065,118	81,913	69,571
Net revenue from sales and services	-	247,508		13,907,700	180,907	52,778
Net income for the period	20,987	54,482	(*)	181,599	3,068	1,052
% of capital held	100	100		100	100	33
(*) adjusted for intercompany unrealized profits

The percentages in the table above are rounded.

	12/31/2013
	Subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	5,078,888
Assets	1,068,847	3,373,026		9,389,351	214,375
Liabilities	3,888	480,755		7,234,447	145,856
Shareholders’ equity	1,064,959	2,892,330	(*)	2,154,904	68,519

	03/31/2013
Net revenue from sales and services	-	222,290		11,847,169	50,270
Net income (loss) for the period	16,265	34,761	(*)	202,143	(530)
% of capital held	100	100		100	33
(*) adjusted for intercompany unrealized profits

The percentages in the table above are rounded.

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Comésticos S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2013	1,064,959	2,892,330	2,154,904	-	6,112,193	22,751	6,134,944
Share of profit of subsidiaries and joint ventures	20,987	54,482	181,599	3,068	260,136	349	260,485
Dividends and interest on equity (gross)	-	-	(271,404)	-	(271,404)	-	(271,404)
Capital increase in cash	-	-	-	123,600	123,600	-	123,600
Acquisition of shares	-	-	-	(44,755)	(44,755)	-	(44,755)
Goodwill		-	-	836,182	836,182		836,182
Tax liabilities on equity- method revaluation reserve	-	-	(10)	-	(10)	-	(10)
Valuation adjustment of subsidiaries	-	19	29	-	48	-	48
Translation adjustments of foreign-based subsidiaries	-	6,220	-	-	6,220	-	6,220
Balance as of March 31, 2014	1,085,946	2,953,051	2,065,118	918,095	7,022,210	23,100	7,045,310

	Investments in subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2012	988,511	2,349,275	2,435,502	5,773,288	19,759	5,793,047
Share of profit of subsidiaries and joint ventures	16,265	34,761	202,143	253,169	(176)	252,993
Dividends and interest on equity (gross)	-	-	(29,697)	(29,697)	-	(29,697)
Capital decrease	-	-	(700,000)	(700,000)	-	(700,000)
Tax liabilities on equity- method revaluation reserve	-	-	(11)	(11)	-	(11)
Valuation adjustment of subsidiaries	-	10	9	19	-	19
Translation adjustments of foreign-based subsidiaries	-	(24,009)	-	(24,009)	-	(24,009)
Balance as of March 31, 2013	1,004,776	2,360,037	1,907,946	5,272,759	19,583	5,292,342

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint ventures (Consolidated)

The Company holds an interest in RPR, which is primarily engaged in oil refining.

The subsidiary Ultracargo Participações holds an interest in União Vopak, which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012, started its operation on April 23, 2013 in the State of Săo Paulo and currently also operates in the States of Rio Grande do Sul, Paraná, Rio de Janeiro, Pernambuco and Bahia.

These investments are accounted for under the equity method of accounting based on their information as of March 31, 2014.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total

Balance as of December 31, 2013	5,916	22,751	15,719	44,386
Capital increase	-	-	9,000	9,000
Share of profit (loss) of joint ventures	268	349	(3,373)	(2,756)
Balance as of March 31, 2014	6,184	23,100	21,346	50,630

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total

Balance as of December 31, 2012	5,714	19,759	2,736	28,209
Capital increase	-	-	9,579	9,579
Share of profit (loss) of joint ventures	188	(176)*	(2,257)	(2,245)
Balance as of March 31, 2013	5,902	19,583	10,058	35,543

*Includes adjustments related to the conclusion of the audit of 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	03/31/2014
	Uniăo Vopak	RPR	ConectCar
Current assets	4,714	109,707	26,775
Non-current assets	9,120	105,965	29,527
Current liabilities	1,468	46,858	13,610
Non-current liabilities	-	99,243	-
Shareholders’ equity	12,366	69,571	42,692
Net revenue from sales and services	3,058	52,778	1,452
Costs and operating expenses	(2,326)	(50,834)	(11,688)
Net financial income and income and social contribution taxes	(196)	(892)	3,490
Net income (loss)	536	1,052	(6,746)

Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	12/31/2013
	Uniăo Vopak	RPR	ConectCar
Current assets	3,814	115,968	26,585
Non-current assets	9,358	98,407	25,301
Current liabilities	1,340	46,973	20,448
Non-current liabilities	-	98,883	-
Shareholders’ equity	11,832	68,519	31,438
Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

	03/31/2013
	Uniăo Vopak	RPR	ConectCar
Net revenue from sales and services	2,752	50,270	13
Costs and operating expenses	(2,234)	(46,588)	(6,834)
Net financial income and income and social contribution taxes	(142)	(1,319)	2,307
Net income (loss)	376	2,363	(4,514)

Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its interim financial information as of February 28, 2014, while the other associates are valued based on the interim financial information as of March 31, 2014.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Balance as of December 31, 2013	5,962	2,144	3,635	11,741
Share of profit of associates	121	64	4	189
Balance as of March 31, 2014	6,083	2,208	3,639	11,930

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total

Balance as of December 31, 2012	7,014	2,020	3,636	12,670
Share of profit of associates	223	61	2	286
Balance as of March 31, 2013	7,237	2,081	3,638	12,956

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	03/31/2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	5,124	11,441	87	2,314	20
Non-current assets	20,156	74,607	10,089	341	2,829
Current liabilities	613	3,374	-	444	104
Non-current liabilities	332	73,844	2,900	1,708	3,386
Shareholders’ equity	24,335	8,830	7,276	503	(641)
Net revenue from sales and services	1,739	7,786	-	-	-
Costs, operating expenses and income	(1,241)	(7,368)	(2)	455	(48)
Net financial income and income and social contribution taxes	(13)	(163)	9	888	(1)
Net income (loss) for the period	485	255	7	1,343	(49)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

	12/31/2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	4,482	19,507	85	555	3
Non-current assets	20,449	73,767	10,085	331	2,926
Current liabilities	749	11,019	-	17	62
Non-current liabilities	332	73,681	2,901	1,708	3,459
Shareholders’ equity	23,850	8,574	7,269	(839)	(592)

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Net revenue from sales and services	2,022	8,162	-	-	-
Costs, operating expenses and income	(1,145)	(7,851)	(3)	(50)	(152)
Net financial income and income and social contribution taxes	12	(66)	8	(1)	14
Net income (loss) for the period	889	245	5	(51)	(138)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance in 12/31/2013	Additions	Depreciation	Transfer	Write-offs and disposals	Extrafarma acquisiton (1)	Effect of foreign currency exchange rate variation	Balance in 03/31/2014

Cost:
Land	-	458,619	2,686	-	73	(1,128)	-	(360)	459,890
Buildings	30	1,219,746	1,010	-	14,827	(671)	-	(4,309)	1,230,603
Leasehold improvements	12	549,841	1,907	-	11,194	(23)	23,059	(5)	585,973
Machinery and equipment	13	3,745,901	13,727	-	15,455	(1,112)	6,366	(5,047)	3,775,290
Automotive fuel/lubricant distribution equipment and facilities	14	1,939,720	20,153	-	62,301	(2,864)	-	(1)	2,019,309
LPG tanks and bottles	12	460,596	14,423	-	-	(10,719)	-	(1)	464,299
Vehicles	10	213,635	3,153	-	4,196	(3,906)	5,695	(368)	222,405
Furniture and utensils	8	126,758	1,799	-	942	(30)	14,926	377	144,772
Construction in progress	-	302,076	44,935	-	(98,934)	-	5,036	2,983	256,096
Advances to suppliers	-	27,558	1,869	-	(11,811)	(2,252)	-	-	15,364
Imports in progress	-	130	-	-	14	-	-	(78)	66
IT equipment	5	206,286	2,241	-	932	(706)	8,680	(200)	217,233
		9,250,866	107,903	-	(811)	(23,411)	63,762	(7,009)	9,391,300

Accumulated depreciation:
Buildings		(533,776)	-	(9,138)	(51)	391	-	940	(541,634)
Leasehold improvements		(269,598)	-	(9,269)	(263)	23	(4,602)	4	(283,705)
Machinery and equipment		(1,939,238)	-	(55,467)	322	738	(1,756)	(2,203)	(1,997,604)
Automotive fuel/lubricant distribution equipment and facilities		(1,066,425)	-	(28,128)	-	2,202	-	1	(1,092,350)
LPG tanks and bottles		(221,321)	-	(7,084)	-	4,347	-	(1)	(224,059)
Vehicles		(87,860)	-	(3,523)	-	2,776	(2,954)	701	(90,860)
Furniture and utensils		(93,246)	-	(2,291)	-	24	(3,624)	(147)	(99,284)
IT equipment		(173,942)	-	(3,095)	-	682	(3,994)	32	(180,317)
		(4,385,406)	-	(117,995)	8	11,183	(16,930)	(673)	(4,509,813)

Provision for losses:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(5,027)	-	-	-	139	-	-	(4,888)
IT equipment		(6)	-	-	-	-	-	-	(6)
Furniture and utensils		(5)	-	-	-	1	-	-	(4)
		(5,235)	-	-	-	140	-	-	(5,095)

Net amount		4,860,225	107,903	(117,995)	(803)	(12,088)	46,832	(7,682)	4,876,392

(1)	For further information on the Extrafarma acquisition see Note 3.a).

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 12/31/2013	Additions	Amortization	Transfer	Write-offs and disposals	Extrafarma Aquisition (1)	Effect of foreign currency exchange rate variation	Balance in 03/31/2014

Cost:
Goodwill (i)	-	896,609	-	-	-	-	836,182	-	1,732,791
Software (ii)	5	353,637	8,039	-	812	(5)	9,532	(91)	371,924
Technology (iii)	5	32,436	181	-	-	-	-	-	32,617
Commercial property rights (iv)	30	16,334	456	-	-	-	11,904	-	28,694
Distribution rights (v)	5	2,213,573	32,941	-	-	-	-	-	2,246,514
Others (vi)	10	45,523	220	-	-	-	-	(2,114)	43,629
		3,558,112	41,837	-	812	(5)	857,618	(2,205)	4,456,169

Accumulated amortization:
Goodwill	(101,983)	-	-	-	-	-	-	(101,983)
Software	(261,693)	-	(7,991)	(9)	5	(1,417)	70	(271,035)
Technology	(27,690)	-	(443)	-	-	-	-	(28,133)
Commercial property rights	(5,515)	-	(588)	9	-	(6,296)	-	(12,390)
Distribution rights	(992,022)	-	(90,942)	(945)	-	-	-	(1,083,909)
Others	(454)	-	(639)	-	-	-	638	(455)
	(1,389,357)	-	(100,603)	(945)	5	(7,713)	708	(1,497,905)

Net amount	2,168,755	41,837	(100,603)	(133)	-	849,905	(1,497)	2,958,264

(1) For further information on the Extrafarma acquisition see Note 3.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	Segment	03/31/2014	12/31/2013
Goodwill on the acquisition of:
Extrafarma (*)	Extrafarma	836,182	-
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278
		1,630,808	794,626

(*) For further information about the goodwill of Extrafarma, see Note 3.a).

On December 31, 2013 the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

On December 31, 2013 the discount and real growth rates used to extrapolate the projections ranged from 11.3% to 24.9% and 0% to 5.0% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2013.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

•
Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of closedown of stores the residual amount is recorded in income.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years) which is reviewed as per the changes occurred in the agreements.

vi) Others are represented substantially by the acquisition cost of the ‘am/pm’ brand in Brazil.

The amortization expenses were recognized in the interim financial information as shown below:

	03/31/2014	03/31/2013

Inventories and cost of products and services sold	1,955	3,254
Selling and marketing	89,975	71,828
General and administrative	8,673	7,578
	100,603	82,660

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

14	Loans, debentures and finance leases (Consolidated)

a.	Composition
Description	03/31/2014	12/31/2013	Index/Currency	Weighted average financial charges 03/31/2014 - % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b)	575,192	584,521	US$	+7.3		2015
Foreign loan (c.1) (*)	179,554	187,340	US$ + LIBOR (i)	+0.8		2015
Foreign loan (c.2)	134,740	140,341	US$ + LIBOR (i)	+1.0		2017
Advances on foreign exchange contracts	129,822	136,753	US$	+1.4		< 340 days
Financial institutions (e)	91,384	95,792	US$	+2.1		2014 to 2017
Financial institutions (e)	45,333	46,740	US$ + LIBOR (i)	+2.0		2017
BNDES (d)	39,525	46,623	US$	+5.9		2014 to 2020
Financial institutions (e)	28,705	31,241	MX$ + TIIE (ii)	+1.1		2014 to 2016
Foreign currency advances delivered	15,792	25,511	US$	+1.3		< 109 days
Subtotal	1,240,047	1,294,862

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,643,429	2,402,553	CDI	104.6		2015 to 2019
Debentures - 1st public issuance IPP (g.2 and g.3)	1,440,059	606,929	CDI	107.9	2017	to 2018
Debentures - 4th issuance (g.1)	799,840	852,483	CDI	108.3		2015
BNDES (d)	595,095	633,829	TJLP (iii)	+2.5		2014 to 2020
Banco do Brasil – fixed rate (f) (*)	463,517	905,947	R$	+12.1		2015
Working capital loans Extrafarma – floating rate (i)	124,658	-	CDI	+3.0		2014 to 2017
Banco do Nordeste do Brasil	99,326	104,072	R$	+8.5 (v)		2018 to 2021
BNDES (d)	58,508	47,428	R$	+4.9		2015 to 2022
FINEP	49,302	38,845	R$	+4.0		2019 to 2021
Finance leases (j)	43,951	44,338	IGP-M (iv)	+5.6		2031
Export Credit Note (h) (*)	25,073	24,994	R$	+8.0		2016
Working capital loans Extrafarma – fixed rate (i)	9,057	-	R$	+11.4		2014 to 2016
FINEP	5,075	6,718	TJLP (iii)	+0.0		2023
Fixed finance leases (j)	1,541	53	R$	+15.6		2014 to 2017
FINAME	656	-	TJLP	+5.5%	2016	to 2022
Floating finance leases (j)	568	-	CDI	+2.8%		2017
Subtotal	6,359,655	5,668,189

Currency and interest rate hedging instruments	9,717	6,575

Total	7,609,419	6,969,626

Current	1,778,922	1,829,989

Non-current	5,830,497	5,139,637

(*) These transactions were designated for hedge accounting (see Note 22 – Hedge accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)
TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2014, TJLP was fixed at 5.0% p.a.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On March 31, 2014, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term consolidated debt had the following maturity schedule:

	03/31/2014	12/31/2013

From 1 to 2 years	1,854,263	2,831,799
From 2 to 3 years	1,362,133	493,356
From 3 to 4 years	789,835	797,605
From 4 to 5 years	865,604	68,640
More than 5 years	958,662	948,237
	5,830,497	5,139,637

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.k).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable arm’s-length transaction with a third party.

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.
•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.
Foreign loans

1) In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, due in November 2015 and bearing interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI with maturity in June 2014 and 94,0% of CDI for the remaining term (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. In January 2014, the subsidiary renegotiated the loan changing the maturity from June 2014 to January 2017.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statement:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
-	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instrument, thus converting the fixed rate for this loan into 99.5% of CDI (see Note 22). IPP designates this hedging instrument as a fair value hedge; therefore, loan and hedging instrument are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

In January 2014, the subsidiary IPP renegotiated loans, that would mature in 2014, in the notional amount of R$ 909.5 million, changing the maturities from April and May 2014 to January 2017, with floating interest rate of 105.5% of CDI.

These loans mature, as follows (include interest until March 31, 2014):

Maturity	03/31/2014

Fev/15	381,910
May/15	687,368
Feb/16	166,667
May/16	100,000
Jan/17	925,491
May/19	845,510

Total	3,106,946

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

2)
In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)
In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export credit note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 17.5 million, with maturity in March 2016 and fixed interest rate of 8% p.a., paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 10.0 million, with maturity in August 2016 and fixed interest rate of 8% p.a., paid quarterly.

Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i.	Working capital

The subsidiary Extrafarma has loans for financing its working capital, with maturities substantially in 2014 and fixed and floating rates.

j.	Finance leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiary Serma – Associaçăo dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) has finance lease contracts related to IT equipment with terms of 36 months. The subsidiary has the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The subsidiary Extrafarma has finance lease contracts related to IT equipment, vehicles, furniture and utensils, with terms between 24 to 60 months.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, are shown below:

	03/31/2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Equipment and intangible assets, net of depreciation and amortization	28,410	1,540	2,065	809	32,824

Financing (present value)	43,951	1,383	376	350	46,060

Current	1,755	705	276	308	3,044
Non-current	42,196	678	100	42	43,016

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2013
	LPG bottling facilities	IT equipment	Total
Equipment and intangible assets, net of depreciation and amortization	29,653	292	29,945

Financing (present value)	44,338	53	44,391

Current	1,735	53	1,788
Non-current	42,603	-	42,603

The future disbursements (installments) assumed under these contracts are presented below:

	03/31/2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Up to 1 year	4,214	822	314	338	5,688
From 1 to 2 years	4,238	445	101	42	4,826
From 2 to 3 years	4,238	298	5	-	4,541
From 3 to 4 years	4,238	79	-	-	4,317
From 4 to 5 years	4,238	-	-	-	4,238
More than 5 years	51,204	-	-	-	51,204

Total	72,370	1,644	420	380	74,814

	12/31/2013
	LPG bottling facilities	IT equipment	Total
Up to 1 year	3,949	55	4,004
From 1 to 2 years	3,949	-	3,949
From 2 to 3 years	3,949	-	3,949
From 3 to 4 years	3,949	-	3,949
From 4 to 5 years	3,949	-	3,949
More than 5 years	48,704	-	48,704

	68,449	55	68,504

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recognized as expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2013	Incurred cost	Amortization	Balance as of March 31, 2014
Banco do Brasil (f)	0.4	19,797	-	(2,449)	17,348
Debentures (g)	0.3	4,730	1,422	(965)	5,187
Notes in the foreign market (b)	0.2	2,309	-	(358)	1,951
Other	0.4	916	1,458	(260)	2,114

Total		27,752	2,880	(4,032)	26,600

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil (f)	3,924	2,660	2,818	3,364	3,992	590	17,348
Debentures (g)	3,906	313	345	360	263	-	5,187
Notes in the foreign market (b)	1,115	836	-	-	-	-	1,951
Other	751	778	533	52	-	-	2,114

Total	9,696	4,587	3,696	3,776	4,255	590	26,600

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

l.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 172,867 as of March 31, 2014 (R$ 40,675 as of December 31, 2013) and by guarantees and promissory notes in the amount of R$ 3,310,919 as of March 31, 2014 (R$ 2,528,511 as of December 31, 2013).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 159,353 as of March 31, 2014 (R$ 155,221 as of December 31, 2013).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 11,201 as of March 31, 2014 (R$ 14,315 as of December 31, 2013), with maturities of less than 214 days. As of March 31, 2014, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 274 as of March 31, 2014 (R$ 350 as of December 31, 2013), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of March 31, 2014, there was no event of default of the debts of the Company and its subsidiaries.

15	Trade payables (Consolidated)

	03/31/2014	12/31/2013

Domestic suppliers	910,837	907,138
Foreign suppliers	64,656	61,812

	975,493	968,950

The Company and its subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A. - Petrobras and its subsidiaries and ethylene from Braskem S.A. and Braskem Qpar S.A. These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

16	Salaries and related charges (Consolidated)

	03/31/2014	12/31/2013

Provisions on payroll	119,256	111,831
Profit sharing, bonus and premium	47,143	142,120
Social charges	44,845	31,059
Salaries and related payments	11,147	11,000
Benefits	1,753	1,303
Others	2,135	341

	226,279	297,654

17	Taxes payable (Consolidated)

	03/31/2014	12/31/2013

ICMS	76,846	75,883
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	8,917	11,445
PIS and COFINS	7,152	9,128
ISS	5,265	5,656
IPI	4,909	4,304
National Institute of Social Security (INSS)	2,207	3,998
Income Tax Withholding (IRRF)	9,889	1,659
Others	4,780	4,249

	119,965	116,322

18	Provision for assets retirement obligation – fuel tanks (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligation are as follows:

Balance at December 31, 2013	69,661
Additions (new tanks)	145
Expense with tanks removed	(998)
Accretion expense	639

Balance at March 31, 2014	69,447

Current	4,416
Non-current	65,031

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

19	Deferred revenue (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenue:

	03/31/2014	12/31/2013

‘am/pm’ franchising upfront fee	14,526	14,049
Loyalty program “Km de Vantagens”	13,714	12,816
Loyalty program “Club Extra”	2,766	-

	31,006	26,865

Current	21,612	17,731
Non-current	9,394	9,134

Loyalty program

Ipiranga has a loyalty program called Km de Vantagens under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) are considered part of the sales revenue.

Extrafarma has a loyalty program called Club Extra under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes in the drugstore chain or through the website www.clubextra.com.br.

Deferred revenue is based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising fee

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in profit or loss on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

20	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of March 31, 2014 the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value, (544,383,996 as of December 31, 2013) and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of March 31, 2014 on BM&FBOVESPA was R$ 54.91.

On January 31, 2014, the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma approved the issuance of 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company, increasing its capital stock by R$ 141,913, resulting in a total capital stock of R$ 3,838,686 represented by 556,405,096 shares. For further information, see Note 3.a).

As of March 31, 2014, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of March 31, 2014, there were 33,814,797 common shares outstanding abroad in the form of ADRs (34,314,797 as of December 31, 2013).

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997. In 2014, there were no stock repurchases.

As of March 31, 2014, 7,738,156 common shares (7,971,556 as of December 31, 2013) were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 20.67 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

As a result of the issuance of 12,021,100 new shares occurred on January 31, 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue. For further information, see Note 3.a). In addition, the Company incurred costs directly attributable to issuing new shares in the amount of R$ 2,260, reducing the capital reserve amount.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e.	Profit reserves

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 2,371,533 as of March 31, 2014 and December 31, 2013.

f.	Other comprehensive income

Valuation adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under caption “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Cumulative translation adjustments

The change in exchange rates on assets, liabilities and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:
	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains (losses) of post-employment benefits	Total	Cumulative translation adjustment

Balance as of December 31, 2013	5	5,423	5,428	38,076

Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	-	-	-	6,220

Changes in fair value	48	-	48	-

Balance as of March 31, 2014	53	5,423	5,476	44,296

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains (losses) of post-employment benefits	Total	Cumulative translation adjustment

Balance as of December 31, 2012	23	(12,638)	(12,615)	12,621

Translation of foreign subsidiaries	-	-	-	(24,009)

Changes in fair value	19	-	19	-

Balance as of March 31, 2013	42	(12,638)	(12,596)	(11,388)

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2013 in the amount of R$ 389,495 (R$ 0.71 – seventy one cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2014, having been ratified in the Annual General Shareholders’ Meeting on April 16, 2014 and paid as from March 12, 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

21	Segment information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and, as from January 31, 2014, drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are the raw materials for the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast, and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene and beauty products, through its own drugstore chain in the states of Pará, Amapá, Maranhão, Piauí, Ceará and Rio Grande do Norte. The segments shown in the interim financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments can be stated as follows:

	03/31/2014	03/31/2013
Net revenue from sales and services:
Ultragaz	929,200	920,059
Ipiranga	13,921,416	11,858,784
Oxiteno	840,259	754,543
Ultracargo	85,530	75,675
Extrafarma (1)	180,907	-
Others (2)	9,670	8,795
Intersegment sales	(20,118)	(17,888)
Total	15,946,864	13,599,968

Intersegment sales:
Ultragaz	340	348
Ipiranga	-	-
Oxiteno	475	15
Ultracargo	9,695	8,784
Extrafarma (1)	-	-
Others (2)	9,608	8,741
Total	20,118	17,888

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	928,860	919,711
Ipiranga	13,921,416	11,858,784
Oxiteno	839,784	754,528
Ultracargo	75,835	66,891
Extrafarma (1)	180,907	-
Others (2)	62	54
Total	15,946,864	13,599,968

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2014	03/31/2013
Operating income:
Ultragaz	27,607	30,672
Ipiranga	368,016	322,032
Oxiteno	75,684	48,159
Ultracargo	28,755	24,321
Extrafarma (1)	8,506	-
Others (2)	(18,269)	1,290
Total	490,299	426,474

Financial income	90,426	52,937
Financial expenses	(205,195)	(113,559)
Share of profit of joint-ventures and associates	(2,567)	(1,959)
Income before income and social contribution taxes	372,963	363,893

Additions to property, plant and equipment and intangible assets:
Ultragaz	35,955	38,700
Ipiranga	82,636	75,015
Oxiteno	19,771	17,233
Ultracargo	4,316	8,546
Extrafarma (1)	3,129	-
Others (2)	3,933	1,781
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	149,740	141,275
Assets retirement obligation – fuel tanks (see Note 18)	(145)	(174)
Capitalized borrowing costs	(1,344)	(1,719)
Total investments in property, plant and equipment and intangible assets (cash flow)	148,251	139,382

Depreciation and amortization charges:
Ultragaz	33,345	32,824
Ipiranga	130,529	109,879
Oxiteno	32,948	32,338
Ultracargo	12,316	11,436
Extrafarma (1)	1,987	-
Others (2)	3,158	2,965
Total	214,283	189,442

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2014	12/31/2013
Total assets (excluding intersegment sales):
Ultragaz	2,510,019	2,502,590
Ipiranga	8,139,102	8,077,204
Oxiteno	3,968,751	4,030,122
Ultracargo	1,328,923	1,320,344
Extrafarma	437,234	-
Others (2)	1,252,789	448,285
Total	17,636,818	16,378,545

(1) Information of the period from February 1st to March 31, 2014. See Note 3.a).
(2) Composed of the parent company Ultrapar (including certain goodwill) and subsidiaries Serma and Imaven Imóveis Ltda.

Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	03/31/2014	12/31/2013

United States of America	106,335	109,451
Mexico	88,712	85,610
Uruguay	48,448	50,304
Venezuela	24,935	24,834

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2014	03/31/2013
Net revenue:
Brazil	15,726,692	13,387,159
Mexico	34,350	30,825
Venezuela	17,976	31,349
Other Latin American countries	84,539	82,960
United States of America and Canada	35,091	30,760
Far East	12,224	8,702
Europe	23,209	19,039
Others	12,783	9,174

Total	15,946,864	13,599,968

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

22	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of March 31, 2014 and December 31, 2013:

Assets and liabilities in foreign currencies

In million of Brazilian Reais	03/31/2014	12/31/2013

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	446.2	457.2
Foreign trade receivables, net of allowance for doubtful accounts	170.4	156.0
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	433.8	443.4
	1,050.4	1,056.6

Liabilities in foreign currency
Financing in foreign currency	(1,240.0)	(1,294.9)
Payables arising from imports, net of advances to foreign suppliers	(27.2)	(45.3)
	(1,267.2)	(1,340.2)

Foreign currency hedging instruments	444.6	427.1

Net asset position – Total	227.8	143.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 227.8 million in foreign currency:

In million of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%

(1) Income effect	Real devaluation	3.6	8.9	17.9
(2) Equity effect		19.2	48.0	96.0
(1) + (2)	Net effect	22.8	56.9	113.9

(3) Income effect	Real appreciation	(3.6)	(8.9)	(17.9)
(4) Equity effect		(19.2)	(48.0)	(96.0)
(3) + (4)	Net effect	(22.8)	(56.9)	(113.9)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of March 31, 2014, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of March 31, 2014 and December 31, 2013:

In million of Brazilian Reais

	Note	03/31/2014	12/31/2013
CDI
Cash equivalents	4	1,893.9	2,051.1
Financial investments	4	668.9	747.3
Asset position of hedging instruments - CDI	22	114.2	112.3
Loans and debentures	14	(5,008.6)	(3,862.0)
Liability position of hedging instruments - CDI	22	(498.4)	(452.5)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(451.4)	(854.6)
Net liability position in CDI		(3,281.4)	(2,258.4)
TJLP
Loans –TJLP	14	(600.8)	(640.5)
Net liability position in TJLP		(600.8)	(640.5)
LIBOR
Asset position of hedging instruments - LIBOR	22	317.1	329.7
Loans - LIBOR	14	(359.6)	(374.4)
Net liability position in LIBOR		(42.5)	(44.7)
TIIE
Loans - TIIE	14	(28.7)	(31.2)
Net liability position in TIIE		(28.7)	(31.2)
Total net liability position		(3,953.4)	(2,974.8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income as of March 31, 2014, due the effect of floating interest rate changes in different scenarios:

In million of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest on cash equivalents and financial investments effect	Increase in CDI	7.4	18.3	36.6
Hedge instruments (assets in CDI) effect	Increase in CDI	0.2	0.5	1.0
Interest on debt effect	Increase in CDI	(12.4)	(31.0)	(62.0)
Hedge instruments (liability in CDI) effect	Increase in CDI	(2.3)	(5.9)	(11.7)
Incremental expenses		(7.1)	(18.1)	(36.1)

Interest on debt effect	Increase in TJLP	(0.8)	(1.9)	(3.8)
Incremental expenses		(0.8)	(1.9)	(3.8)

Hedge instruments (assets in LIBOR) effect	Increase in LIBOR	-	0.1	0.1
Interest on debt effect	Increase in LIBOR	-	(0.1)	(0.1)
Incremental expenses		-	-	-

Interest on debt effect	Increase in TIIE	-	(0.1)	(0.1)
Incremental expenses		-	(0.1)	(0.1)

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	03/31/2014	12/31/2013

Ipiranga	126,420	121,205
Ultragaz	21,841	20,793
Extrafarma	5,784	-
Ultracargo	2,513	2,513
Oxiteno	2,498	2,569
Total	159,056	147,080

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,962.0 million, including estimated interests on loans. Furthermore, the investment plan for 2014 totals R$ 1,484.0 million. On March 31, 2014, the Company and its subsidiaries had R$ 3,184.3 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of March 31, 2014 to be settled by the Company and its subsidiaries, by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts can be different from the amounts disclosed on the balance sheet as of March 31, 2014.

				In million of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	10,029.6	1,962.0	4,003.9	2,342.3	1,721.4
Currency and interest rate hedging instruments (3)	41.0	25.4	15.6	-	-
Trade payables	975.5	975.5	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including, on average for the period: (i) CDI of 12.3% p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 2.35 in 2014, R$ 2.56 in 2015, R$ 2.83 in 2016, R$ 3.09 in 2017 and R$ 3.35 in 2018 (iii) TJLP of 5.0% p.a. and (iv) IGP-M of 7.0% in 2014, 6.8% in 2015, 6.3% in 2016, 6.3% in 2017 and 6.3% in 2018 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of March 31, 2014, and on the futures curve of LIBOR (ICE - IntercontinentalExchange) on March 31, 2014. In the table above, only the hedging instruments with negative result at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt / EBITDA, interest coverage and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on capital employed by implementing an efficient working capital management and a selective investment program.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk management and financial instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:
			Notional amount1		Fair value		Amounts receivable	Amounts payable

Hedging instruments	Counterparty	Maturity
			03/31/2014	12/31/2013	03/31/2014	12/31/2013	03/31/2014

					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU, Citibank, HSBC, Itaú, JP Morgan, Santander
Receivables in U.S. dollars (LIBOR)		Apr 2014 to Apr 2017	US$ 140.0	US$ 140.0	317.1	329.7	317.1	-
Receivables in U.S. dollars (Fixed)			US$ 104.2	US$ 87.4	240.3	212.8	240.3	-
Payables in CDI interest rate			US$ (244.2)	US$ (227.4)	(498.4)	(452.5)	-	498.4
Total result			-	-	59.0	90.0	557.4	498.4

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, HSBC, Itaú	Apr 2014 to Jun 2014
Receivables in CDI interest rates			US$ 49.8	US$ 48.1	114.2	112.3	114.2	-
Payables in U.S. dollars (Fixed)			US$ (49.8)	US$ (48.1)	(112.8)	(115.4)	-	112.8
Total result			-	-	1.4	(3.1)	114.2	112.8

c – Interest rate swaps in R$	Banco do Brasil, Itaú	May 2015 to Aug 2016
Receivables in fixed interest rate			R$ 327.5	R$ 627.5	492.9	937.0	492.9	-
Payables in CDI interest rate			R$ (327.5)	R$ (627.5)	(451.4)	(854.6)	-	451.4
Total result			-	-	41.5	82.4	492.9	451.4

Total gross result					101.9	169.3	1,164.5	1,062.6
Income tax					(16.1)	(24.3)	(16.1)	-
Total net result					85.8	145.0	1,148.4	1,062.6

Positive result (see Note 4)					95.5	151.6
Negative result (see Note 14)					(9.7)	(6.6)

(1) In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of March 31, 2014 are described below, according to their category, risk, and hedging strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollar, into a financial investment linked to U.S. dollar. As of March 31, 2014, the Company and its subsidiaries had outstanding swap contracts totaling US$ 244.2 million in notional amount with liability position, on average of 101.1% of CDI, of which US$ 104.2 million, on average, had asset position at US$ + 3.45% p.a. and US$ 140.0 million had asset position at US$ + LIBOR + 1.0% p.a.

b.1 - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of March 31, 2014, these swap contracts totaled US$ 13.8 million and, on average, had an asset position at 79.8% of CDI and liability position at US$ + 0.0% p.a.

b.2 - Hedging against foreign exchange exposure of net investments in foreign operations - The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. On March 31, 2014, the Company and its subsidiaries had outstanding swap contracts totaling US$ 36.0 million in notional amount with asset position at 94.6% of CDI and liability position of US$ + 0.0% p.a.

c - Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. On March 31, 2014 these swap contracts totaled R$ 327.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 11.8% p.a. and liability position at 98.6% of CDI.

Hedge accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On March 31, 2014 the notional amount of interest rate hedging instruments totaled R$ 327.5 million referring to the principal of the pre-fixed loans in Brazilian Reais. As of March 31, 2014, a loss of R$ 1.0 million related to the result of hedging instruments, an income of R$ 7.6 million related to the fair value adjustment of debt and an expense of R$ 17.4 million related to the accrued interest rate of the debt were recognized in the income statements, transforming the average effective cost of the operations into 98.6% of CDI.

On March 31, 2014 the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 80.0 million. For the three-month period ended March 31, 2014, an expense of R$ 11.5 million related to the result of hedging instruments, a gain of R$ 1.7 million related to the fair value adjustment of debt and a gain of R$ 5.8 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 104.1% of CDI (see Note 14.c.1).

On March 31, 2014 the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$ 36 million relating to the portion of investments in entities which have functional currency different from the Real. In 2014 a gain of R$ 3.2 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized, which affected the shareholders’ equity as of March 31, 2014 and December 31, 2013 and income statement as of March 31, 2014 and 2013 of the Company and its subsidiaries:

	03/31/2014
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(10.8)	-
b – Exchange rate swaps payable in U.S. dollars (ii)	5.8	2.9
c – Interest rate swaps in R$ (iii)	6.6	-

Total	1.6	2.9

	R$ million
	03/31/2013	12/31/2013
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(8.7)	-
b – Exchange rate swaps payable in U.S. dollars (ii)	0.5	-
c – Interest rate swaps in R$ (iii)	22.0	-

Total	13.8	-

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of March 31, 2014 and December 31, 2013, are stated below:

			03/31/2014		12/31/2013
	Category	Note	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	259,577	259,577	224,926	224,926
Financial investments in local currency	Measured at fair value through profit or loss	4	1,893,942	1,893,942	2,051,143	2,051,143
Financial investments in foreign currency	Measured at fair value through profit or loss	4	2,722	2,722	-	-

Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	658,318	658,318	736,638	736,638
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	375,500	375,500	368,781	368,781
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	95,528	95,528	151,594	151,594

Total			3,294,205	3,294,205	3,543,700	3,543,700

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	668,144	668,144	1,118,281	1,118,281
Financing	Measured at amortized cost	14	4,645,599	4,626,808	4,340,967	4,373,680
Debentures	Measured at amortized cost	14	2,239,899	2,225,682	1,459,412	1,456,282
Finance leases	Measured at amortized cost	14	46,060	46,060	44,391	44,391
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	9,717	9,717	6,575	6,575
Subscription warrants – working capital	Measured at fair value through profit or loss	3.a	44,005	44,005	-	-
Subscription warrants – indemnification	Measured at fair value through profit or loss	3.a	115,099	115,099	-	-

Total			7,768,523	7,735,515	6,969,626	6,999,209

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.
•	The subscription warrants – working capital and subscription warrants – indemnification are based on the share price of Ultrapar (UGPA3) at the reporting date.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2014 and December 31, 2013. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.l), which are measured at fair value through profit or loss and (vi) subscription warrants – working capital and subscription warrants – indemnification, which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value hierarchy of financial instruments on the balance sheet

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of March 31, 2014 and December 31, 2013:
	Category	Note	03/31/2014	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	1,893,942	1,893,942	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	2,722	2,722	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	658,318	658,318	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	373,500	138,496	235,004	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	95,528	-	95,528	-

Total			3,024,010	2,693,478	330,532	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	668,144	-	668,144	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	9,717	-	9,717	-
Subscription warrants – working capital (1)	Measured at fair value through profit or loss	3.a	44,005	-	44,005	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	115,099	-	115,099	-
Total			839,965	-	836,965	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2013	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	2,051,143	2,051,143	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	736,638	736,638	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	368,781	-	368,781	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	151,594	-	151,594	-

Total			3,308,156	2,787,781	520,375	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,118,281	-	1,118,281	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	6,575	-	6,575	-
Total			1,124,856	-	1,124,856	-

1) Refer to subscription warrants issued by the Company in the Extrafarma acquisition that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future, broken into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. The subscription warrants are measured using the price of the shares issued by the Ultrapar (UGPA3) on the reporting date. The subscription warrants – indemnification are also adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends. The number of shares of subscription warrants – indemnification is adjusted according to the changes in the amounts of provision for tax, civil and labor risks and contingent liabilities related to the period previous to January 31, 2014. For further information of the Extrafarma acquisition, see Note 3.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of March 31, 2014. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 3.04 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of March 31, 2014, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the balance in Brazilian Reais as of March 31, 2014 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	67,855	223,501	379,147
(2) Debts/firm commitments in dollars	appreciation	(67,837)	(223,495)	(379,153)
(1)+(2)	Net effect	18	6	(6)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(1,076)	23,379	55,833
(4) Gross margin of Oxiteno	devaluation	1,076	(23,379)	(55,833)
(3)+(4)	Net effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of March 31, 2014 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	-	15,525	32,009
(2) Fixed rate financing	Pre-fixed rate	-	(15,525)	(32,009)
(1)+(2)	Net effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

23	Provisions, contingencies and commitments (Consolidated)

a.	Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:
Provisions	Balance in 12/31/2013	Initial balance Extrafarma	Additions	Write-offs	Monetary restatement	Balance in 03/31/2014

IRPJ and CSLL	360,861	10,630	9,807	-	6,097	387,395
PIS and COFINS	86,512	25,540	-	-	1,425	113,477
ICMS	33,113	7,385	-	(3,272)	481	37,707
INSS	6,251	-	104	-	91	6,446
Civil litigation	90,886	778	3,075	(1,024)	33	93,748
Labor litigation	60,174	1,866	1,148	(1,844)	521	61,865
Other	1,223	-	-	-	20	1,243

Total	639,020	46,199	14,134	(6,140)	8,668	701,881

Current	69,306					68,061
Non-current	569,714					633,820

Some of the tax provisions above involve escrow deposits in the amount of R$ 468,344 as of March 31, 2014 (R$ 456,075 as of December 31, 2013).

b.	Tax matters

Provisions

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 359,536 as of March 31, 2014 (R$ 345,513 as of December 31, 2013) and have recognized a corresponding liability.

The subsidiary IPP has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$ 20,014 as of March 31, 2014 (R$ 19,806 as of December 31, 2013).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$ 87,731 as of March 31, 2014 (R$ 86,306 as of December 31, 2013). The decisions of these and all claims involving this issue are suspended owing to the granting of injunctive relief on the Declaration of Constitutionality Action No. 18.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary IPP has provision related to ICMS, mainly with respect to several reasons that resulted in tax assessments for which the proof of payment is not so evident, R$ 19,867 as of March 31, 2014 (R$ 19,449 as of December 31, 2013).

Contingent liabilities

The main tax claims of subsidiary IPP and its subsidiaries classified as having a possible risk of loss, and that have not been recognized in the interim financial information due to this assessment, are related to ICMS, and mainly, to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency), R$ 115,755 as of March 31, 2014 (R$ 113,555 as of December 31, 2013), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, R$ 29,644 as of March 31, 2014 (R$ 29,565 as of December 31, 2013), (c) assessments for alleged non-payment of ICMS, R$ 25,980 as of March 31, 2014 (R$ 25,576 as of December 31, 2013), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, R$ 41,941 as of March 31, 2014 (R$ 40,848 as of December 31, 2013), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (the Brazilian Federal Court of Justice), R$ 17,366 as of March 31, 2014 (R$ 17,222 as of December 31, 2013), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred, R$ 27,312 as of March 31, 2014 (R$ 27,215 as of December 31, 2013); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, R$ 47,720 as of March 31, 2014 (R$ 47,106 as of December 31, 2013), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, R$ 36, 649 as of March 31, 2014 (R$ 36,398 as of December 31, 2013) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 30,758 as of March 31, 2014 (R$ 30,726 as of December 31, 2013); (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged lack of issuance of invoices, the alleged failure of delivery or delivery with errors of informative reports to the tax authorities, errors in the filling of DANFE - Auxiliary Document Electronic Invoice, among others, R$ 11,813 as of March 31, 2014 (R$ 11,806 as of December 31, 2013); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence - article 155, X, ‘b’ of the Federal Constitution), R$ 10,884 as of March 31, 2014 (R$ 10,657 as of December 31, 2013).

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency classified as a possible risk of loss, as of March 31, 2014, is R$ 143,055 (R$ 117,697 as of December 31, 2013).

 Contingent assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes, may reach R$ 36,197, net of attorney’s fees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Civil claims

Provisions

The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 93,748 as of March 31, 2014 (R$ 90,886 as of December 31, 2013).

Contingent liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognized a provision for this contingency.

d.	Labor matters

Provisions

The Company and its subsidiaries maintained provisions of R$ 61,865 as of March 31, 2014 (R$ 60,174 as of December 31, 2013) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of March 31, 2014.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil and labor nature, individually less relevant, which were estimated by their legal counsel as possible and/or remote risk (proceedings whose chance of loss is 50% or less), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2014, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated to March 31, 2014 and 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment		Accumulated demand (actual)

	03/31/2014	03/31/2013	03/31/2014	03/31/2013
In tons of ethylene	52,048	50,548	52,196	54,187

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to March 31, 2014 and 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment		Accumulated demand (actual)

	03/31/2014	03/31/2013	03/31/2014	03/31/2013
In tons of ethylene	10,964	10,964	10,471	10,722

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of each business are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,202
Ultragaz	R$ 152
Ipiranga	R$ 740
Ultracargo	R$ 550
Extrafarma	R$ 116

(*) In million. Currency as indicated.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council in the total amount of US$50 million, which cover liabilities resulting from wrongful acts, including any act or omission committed or attempted by a person acting in his or her capacity as director, executive officer of Ultrapar and its subsidiaries and member of the fiscal council or any matter claimed against such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz, Bahiana and Extrafarma have operating lease contracts related to vehicles in their fleets. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

March 31, 2014	24,558	25,545	-	50,103

The subsidiaries IPP, Extrafarma and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

March 31, 2014	payable	(77,982)	(231,272)	(129,247)	(438,501)
	receivable	47,679	143,757	86,843	278,279

The expense recognized for the three-month period ended March 31, 2014 for operating leases was R$ 15,198 (R$ 10,158 for the three-month period ended March 31, 2013), net of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. For the three-month period ended March 31, 2014, the Company and its subsidiaries contributed R$ 4,868 (R$ 4,379 for the three-month period ended March 31, 2013) to Ultraprev, which amount is recognized as expense in the income statement. The total number of participating employees as of March 31, 2014 was 6,785 active participants and 121 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2013 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	03/31/2014	12/31/2013

Health and dental care plan	32,953	32,028
FGTS Penalty	45,005	43,349
Bonus	21,335	20,545
Life insurance	15,802	15,374

Total	115,095	111,296

Current	11,922	11,922
Non-current	103,173	99,374

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

25	Revenue from sale and services (Consolidated)

	03/31/2014	03/31/2013

Gross revenue from sale	16,286,765	13,896,548
Gross revenue from services	141,194	119,845
Sales tax	(395,949)	(343,566)
Discounts and sales returns	(83,590)	(72,831)
Deferred revenue (see Note 19)	(1,556)	(28)

Net revenue from sales and services	15,946,864	13,599,968

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

26	Expenses by nature (Consolidated)

The Company discloses its consolidated income statement by function and is presenting below its breakdown by nature:

	03/31/2014	03/31/2013

Raw materials and materials for use and consumption	14,412,245	12,308,277
Personnel expenses	396,319	321,006
Freight and storage	239,932	210,813
Depreciation and amortization	214,283	189,442
Services provided by third parties	61,978	33,219
Advertising and marketing	54,032	42,483
Lease of real estate and equipment	25,654	19,643
Other expenses	79,164	69,858

Total	15,483,607	13,194,741

Classified as:
Cost of products and services sold	14,674,871	12,536,382
Selling and marketing	504,836	414,646
General and administrative	303,900	243,713

Total	15,483,607	13,194,741

Research and development expenses are recognized in the income statements and amounted to R$ 8,452 for the three-month period ended March 31, 2014 (R$ 6,097 for the three-month period ended March 31, 2013).

27	Other operating income, net (Consolidated)

	03/31/2014	03/31/2013

Promotions	8,444	6,185
Merchandising	8,029	8,433
Loyalty program	1,658	337
Others	1,883	758

Other operating income, net	20,014	15,713

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

28	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. For the three-month period ended March 31, 2014, the gain was of R$ 7,028 (gain of R$ 5,534 for the three-month period ended March 31, 2013), represented primarily from disposal of property, plant and equipment.

29	Financial income (expense)

	Parent		Consolidated
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Financial income:
Interest on financial investments	29,996	20,541	74,389	35,690
Interest from customers	-	-	15,035	15,007
Other financial income	-	-	1,002	2,240
	29,996	20,541	90,426	52,937
Financial expenses:
Interest on loans	-	-	(108,554)	(70,022)
Interest on debentures	(22,917)	(15,622)	(57,499)	(26,189)
Interest on finance leases	-	-	(624)	(606)
Bank charges, financial transactions tax and other charges	639	(1,495)	(11,177)	(6,409)
Exchange variation, net of gains and losses with derivative instruments	-	-	(18,025)	(8,350)
Changes in subscription warranty (see Note 3.a)	(8,401)	-	(8,401)	-
Monetary restatement of provisions, net, and other financial expenses	(4)	(3)	(915)	(1,983)
	(30,683)	(17,120)	(205,195)	(113,559)

Financial income (expense)	(687)	3,421	(114,769)	(60,622)

Ultrapar Participações S.A. and Subsidiaries

Notes to the individual and consolidated interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

30	Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has subscription warrants and Deferred Stock Plan, as mentioned in Notes 3.a) and 8.c), respectively.

Basic earnings per share	03/31/2014	03/31/2013

Net income for the period of the Company	246,923	244,837
Weighted average shares outstanding (in thousands)	542,670	534,042
Basic earnings per share –R$	0.4550	0.4585

Diluted earnings per share	03/31/2014	03/31/2013

Net income for the period of the Company	246,923	244,837
Weighted average shares outstanding (in thousands), including Deferred Stock Plan	546,810	536,412
Diluted earnings per share –R$	0.4516	0.4564

Weighted average shares outstanding (in thousands)	03/31/2014	03/31/2013

Weighted average shares outstanding for basic per share calculation:	542,670	534,042
Dilution effect
Subscription warrants	2,126	-
Deferred Stock Plan	2,014	2,370
Weighted average shares outstanding for diluted per share calculation:	546,810	536,412

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.
 MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
First Quarter 2014

(1) Selected financial information:

(R$ million)	1Q14	1Q13	4Q13	Variation	Variation
				1Q14 X 1Q13	1Q14 X 4Q13
Net revenue from sales and services	15,946.9	13,600.0	16,226.5	17%	-2%
Cost of products and services sold	(14,674.9)	(12,536.4)	(14,939.8)	17%	-2%
Gross profit	1,272.0	1,063.6	1,286.7	20%	-1%
Selling, marketing, general and administrative expenses	(808.7)	(658.4)	(708.2)	23%	14%
Other operating income, net	20.0	15.7	33.3	27%	-40%
Income from disposal of assets	7.0	5.5	21.9	27%	-68%
Operating income	490.3	426.5	633.8	15%	-23%
Financial expenses, net	(114.8)	(60.6)	(93.9)	89%	22%
Share of profit of subsidiaries, joint ventures and associates	(2.6)	(2.0)	(1.2)	31%	119%
Income before income and social contribution taxes	373.0	363.9	538.7	2%	-31%
Income and social contribution taxes – current and deferred	(137.1)	(127.4)	(180.0)	8%	-24%
Income and social contribution taxes – tax incentives	13.4	10.1	12.0	33%	11%
Net income	249.3	246.5	370.7	1%	-33%
Net income attributable to Ultrapar	246.9	244.8	372.8	1%	-34%
Net income attributable to non-controlling interests in subsidiaries	2.4	1.7	(2.1)	39%	-212%
EBITDA (*)	702.0	614.0	833.5	14%	-16%

Volume – LPG sales – thousand tons	392.0	395.9	422.1	-1%	-7%
Volume – Fuels sales – thousand of cubic meters	6,067.5	5,575.2	6,562.8	9%	-8%
Volume – Chemicals sales – thousand tons	190.9	198.0	178.6	-4%	7%

(*) For further information on EBITDA, see note (1) on page 99.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared based on the interim financial information for the three-month period ended March 31, 2014, prepared in accordance with IAS 34 issued by the IASB, in accordance with CPC 21 (R1), and presented in accordance with standards established by CVM. The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

On September 30, 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for the first quarter of 2014, exclusively to the months of February and March 2014. Aiming to provide a comparison basis for the analysis of the evolution of Extrafarma’s performance, we present its results for the first quarter of 2013 including the months of February and March 2013. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, will result in an issuance of up to 4,007,031 shares in the future, registered as R$ 42.1 million in current liabilities and R$ 108.6 million in non-current liabilities as of the closing date. The provisory value of the association at the date of the merger of shares was R$ 791.4 million, subject to adjustments pursuant to the association agreement, notably working capital and net debt adjustments. For more information, see Note 3.a and Note 22 to our Interim Financial Information (ITR) for 1Q14.

(2) Performance Analysis:

Ultrapar

Net revenue from sales and services: Ultrapar’s consolidated net sales and services in 1Q14 increased by 17% compared to 1Q13, reaching R$ 15,947 million, due to the revenues growth in all businesses. Compared with 4Q13, Ultrapar’s net sales and services decreased by 2%, due to the seasonality between periods.

Cost of products and services sold: In 1Q14, Ultrapar’s cost of products and services sold increased by 17% compared to 1Q13, totaling R$ 14,675 million, due to the increased cost of products and services sold in all businesses, mainly by the growth in Ipiranga’s sales volume. Compared with 4Q13, Ultrapar’s cost of products and services sold decreased by 2%.

Gross profit: The gross profit of Ultrapar amounted to R$ 1,272 million in 1Q14, up 20% over 1Q13, as a consequence of the growth in the gross profit of Ipiranga, Oxiteno, Ultracargo and the consolidation of Extrafarma’s gross profit as from February 2014. Compared with 4Q13, Ultrapar’s gross profit decreased by 1%, mainly as a result of the seasonality between periods.

Selling, marketing, general and administrative expenses: Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 809 million in 1Q14, an increase of 23% over 1Q13, as a result of the growth in Ipiranga’s sales volume and expenses with marketing and of the effects of inflation on expenses. Compared with 4Q13, Ultrapar’s selling, marketing, general and administrative expenses increased by 14%.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 1Q14 amounted to R$ 214 million, a 13% increase from 1Q13, as a result of investments made during the last 12 months, mainly in Ipiranga, and the consolidation of Extrafarma as from February 2014. Compared with 4Q13, total depreciation and amortization costs and expenses increased by 7%.

Operating income: Ultrapar’s operating income amounted to R$ 490 million in 1Q14, up 15% over 1Q13, as a result of the increase in the operating income of Ipiranga, Oxiteno and Ultracargo. Compared with 4Q13, Ultrapar’s operating income decreased by 23%, mainly as a result of the seasonality between periods.

Financial result: Ultrapar’s net debt at the end of March 2014 was R$ 4.3 billion (1.4 times LTM EBITDA), compared to R$ 3.7 billion in March 2013 (1.5 times LTM EBITDA). Ultrapar reported R$ 115 million of net financial expenses in 1Q14, R$ 54 million higher than that in 1Q13, mainly due to increased net debt in 1Q14 and the 3.5 p.p. rise in the base interest rate between March 2013 and March 2014 and the effects of exchange rate fluctuations, especially related to changes in Venezuela’s currency exchange system. Compared with 4Q13, Ultrapar’s net financial expenses increased R$ 21 million, mainly due to increased net debt in 1Q14.

Income and social contribution taxes / Tax incentives: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 124 million in 1Q14, compared with expenses of R$ 117 million in 1Q13 and R$ 168 million in 4Q13, an increase of 5% and a reduction of 26%, respectively, mainly as a result of the fluctuations on pre-tax profit.

Net income: Net income in 1Q14 amounted to R$ 249 million, up 1% over 1Q13, mainly due to the EBITDA growth between periods, partially offset by increased net financial expenses and increased depreciation and amortization, resulting from investments made in expansions and in the maturing process. Compared with 4Q13, Ultrapar’s net income decreased by 33%, mainly due to the seasonal reduction of EBITDA in Ultrapar’s businesses.

EBITDA: Ultrapar’s consolidated EBITDA totaled R$ 702 million in 1Q14, up 14% over 1Q13, due to the EBITDA growth in Ipiranga, Oxiteno and Ultracargo and the consolidation of Extrafarma’s EBITDA as from February 2014. Compared with 4Q13, Ultrapar's EBITDA decreased by 16%, mainly due to the seasonality between periods.

R$ million	1Q14	1Q13	4Q13	Variation	Variation
				1Q14 X 1Q13	1Q14 X 4Q13
Ultrapar	702.0	614.0	833.5	14%	-16%
Ipiranga	498.7	432.1	623.6	15%	-20%
Oxiteno	108.7	80.6	106.9	35%	2%
Ultragaz	61.0	63.5	63.2	-4%	-3%
Ultracargo	41.3	35.9	37.5	15%	10%
Extrafarma	10.5	11.3	-	-7%	n.a.

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

The reconciliation of the EBITDA to the net income of the period is presented below:

R$ million	1Q14	1Q13	4Q13
Net income	249.3	246.5	370.7
(+) Income tax and social contribution	123.7	117.4	168.0
(+) Net financial expenses	114.8	60.6	93.9
(+) Depreciation and amortization	214.3	189.4	200.9
EBITDA	702.0	614.0	833.5

The performance analysis for each segment is presented below:

Ipiranga

Operational performance: Ipiranga’s sales volume totaled 6,067 thousand cubic meters in 1Q14, 9% above 1Q13 volume. In 1Q14, sales volume of fuels for light vehicles (Otto cycle) increased by 12%, driven by the growth in the vehicle fleet and significant investments made in Ipiranga’s network expansion. Diesel volume increased by 6% over 1Q13, as a result of investments made in network expansion, with a growth of 8% in sales volume in the reseller segment, and of the economic growth. Compared with 4Q13, sales volume decreased by 8%, mainly due to the seasonality between periods.

Net revenue from sales and services: Ipiranga’s net sales and services reached R$13,922 million in 1Q14, up 17% over 1Q13, mainly as a result of (i) increased sales volume, (ii) the rise in diesel and gasoline costs by Petrobras since 1Q13 and increased ethanol costs, and (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled a higher share of fuels for light vehicles and of diesel sold through the reseller segment (sales at service stations). Compared with 4Q13, Ipiranga’s net sales and services decreased by 3%, mainly due to the seasonally lower volume, partially offset by increases in diesel, gasoline and ethanol costs.

Cost of products sold: Ipiranga’s cost of goods sold totaled R$13,093 million in 1Q14, up 18% compared to 1Q13, mainly due to increased sales volume and cost increases (i) in diesel, in January, March and November 2013, and (ii) in gasoline, in January and November 2013, and (iii) consequently, in ethanol. Compared with 4Q13, Ipiranga’s cost of goods sold decreased by 2%, due to the seasonally lower volume, partially offset by cost increases in diesel and gasoline in November 2013 (including the temporary inventory benefits in 4Q13) and by increased ethanol costs, mainly due to the inter-harvest period.

Selling, marketing, general and administrative expenses: Ipiranga’s selling, marketing, general and administrative expenses totaled R$ 482 million in 1Q14, up 11% over 1Q13, mainly resulting from (i) increased sales volume and higher unit freight costs, mainly due to the rise in diesel costs and inflation, (ii) the expansion of the distribution network, (iii) the effects of inflation on expenses, especially personnel, and (iv) increased expenses with advertising and marketing, mainly related to the World Cup 2014. Compared with 4Q13, Ipiranga’s selling, marketing, general and administrative expenses increased by 8%, mainly as a result of increased advertising expenses and marketing.

EBITDA: Ipiranga reported EBITDA of R$ 499 million in 1Q14, a 15% increase over 1Q13, mainly due to (i) increased sales volume, (ii) an improved sales mix, with greater share of the reseller segment (sales at service stations), (iii) the strategy of constant innovation in services and convenience at the service station, and (iv) initiatives to reduce the grey market, effects partially offset by increased expenses, especially with advertising, marketing, personnel and freight. Compared with 4Q13, Ipiranga’s EBITDA decreased by 20%, mainly due to seasonally lower sales volumes, increased personnel expenses (annual collective wage adjustments in January), increased expenses with advertising and marketing, and extraordinary effects in 4Q13, which benefited the EBITDA in 4Q13 by R$ 53 million, represented by (i) R$ 34 million related to the temporary effect of inventory gain resulting from the increase in gasoline and diesel costs by Petrobras, and (ii) R$ 19 million related to the sale of part of a logistics facility.

Oxiteno

Operational performance: The volume of specialty chemicals in the Brazilian market in 1Q14 grew by 4% (4 thousand tons), about 2 times the GDP growth estimated for the year, especially in the home and personal care and agrochemicals segments. Total volume sold in the Brazilian market decreased by 3% (4 thousand tons), with the growth in specialties being offset by lower sales of glycols (reduction of 8 thousand tons), a product with volatility in prices and in demand. In the foreign market, sales volume decreased by 5% (3 thousand tons), mainly as a result of the reduction in the operating level in Venezuela, due to the limitations in importing raw material in that country. With all these effects, Oxiteno’s sales volume in 1Q14 totaled 191 thousand tons, down 4% (7 thousand tons) compared to 1Q13. Compared to 4Q13, sales volume grew 7% (12 thousand tons), mainly due to increased sales of glycols.

Net revenue from sales and services: Oxiteno’s net revenues totaled R$ 840 million in 1Q14, up 11% over 1Q13, mainly due to the 18% weaker Real and the improved sales mix, with higher share of specialty chemicals in the Brazilian market, effects partially offset by lower sales volume. Compared with 4Q13, Oxiteno’s net revenues increased by 1%, due to the increased sales volume and the 4% weaker Real, effects partially offset by the growth of glycols in the product mix of the 1Q14.

Cost of products sold: Oxiteno’s cost of goods sold in 1Q14 totaled R$ 635 million, 6% higher than that in 1Q13, mainly due to (i) the effect of the 18% weaker Real on variable costs, (ii) increased personnel expenses, as a result of the effects of inflation and an increase in variable compensation, in line with the earnings progression, and (iii) the startup of Oxiteno’s operations in the United States and adjustment on the operating level in Venezuela, effects that were partially offset by lower sales volume and lower raw material prices, especially ethylene. Compared with 4Q13, Oxiteno’s cost of goods sold increased by 1%, mainly due to the effect of the 4% weaker Real on variable costs and the increased sales volume, partially offset by the effects of a 9% reduction in unit variable costs in dollars.

Selling, marketing, general and administrative expenses: Oxiteno’s selling, marketing, general and administrative expenses totaled R$ 129 million in 1Q14, up 21% over 1Q13, mainly due to (i) increased logistics expenses, mainly as a result of increases in diesel costs and the effect of a weaker Real, (ii) the effects of inflation on expenses, and (iii) an increase in variable compensation, in line with the earnings progression. Compared with 4Q13, Oxiteno’s selling, marketing, general and administrative expenses increased by 1%.

EBITDA: Oxiteno reported EBITDA of R$ 109 million in 1Q14, a 35% increase over 1Q13, equivalent to US$ 241/ton, mainly due to the effect of the 18% weaker Real and a more favorable sales mix in 1Q14. Compared with 4Q13, Oxiteno’s EBITDA increased by 2%, mainly due to the increased sales volume and the effect of the 4% weaker Real.

Ultragaz

Operational performance: In 1Q14, Ultragaz’s sales volume reached 392 thousand tons, down 1% from 1Q13, mainly due to high temperatures, above the historical average, registered in the South and Southeast regions of Brazil, partially offset by the effect of investments made to capture new customers, especially in the residential and small- and medium-sized companies segments. Compared with 4Q13, Ultragaz’s sales volume decreased by 7%, mainly due to seasonality between periods.

Net revenue from sales and services: Ultragaz’s net sales and services totaled R$ 929 million in 1Q14, a 1% growth over 1Q13, mainly due to commercial initiatives, including an improved sales mix in the bulk segment, especially in the residential and small- and medium-sized companies segments. Compared with 4Q13, Ultragaz’s net sales and services decreased by 8%, mainly due to seasonally lower volume.

Cost of products sold: Ultragaz’s cost of goods sold totaled R$ 798 million in 1Q14, up 1% over 1Q13, mainly as a result of the planned requalification of an increased number of LPG bottles, with an estimated effect of R$ 7 million. Compared with 4Q13, Ultragaz’s cost of goods sold decreased by 8%, mainly due to seasonally lower volume.

Selling, marketing, general and administrative expenses: Ultragaz’s selling, marketing, general and administrative expenses totaled R$ 108 million in 1Q14, up 9% over 1Q13, mainly as a result of the effects of inflation on personnel expenses and increased expenses with projects. Compared with 4Q13, Ultragaz’s selling, marketing, general and administrative expenses decreased by 3%, mainly due to seasonally lower volume.

EBITDA: Ultragaz’s EBITDA reached R$ 61 million in 1Q14, down 4% from 1Q13, mainly as a result of the planned requalification of an increased number of LPG bottles and lower sales volume, effects partially offset by commercial initiatives. Excluding the estimated effect of R$ 7 million with the requalification of an increased number of LPG bottles, Ultragaz’s EBITDA in 1Q14 would have grown by 7%. Compared with 4Q13, Ultragaz’s EBITDA decreased by 3%, mainly due to seasonally lower volume.

Ultracargo

Operational performance: In 1Q14, Ultracargo’s average storage grew by 16% compared to 1Q13, mainly due to the increased handling (i) of fuel oil for thermoelectric plants and (ii) of fuels for vehicles, lubricants and methanol (used in the production of biodiesel), as a result of the growth in these segments. Compared with 4Q13, Ultracargo’s average storage increased by 4%, mainly due to the increased handling of the products above, partially offset by the typical seasonality between first and fourth quarters.

Net revenue from sales and services: Ultracargo’s net sales and services totaled R$ 86 million in 1Q14, up 13% over 1Q13 and 5% over 4Q13, mainly due to the growth in the average storage in its terminals in the respective periods.

Cost of services provided: Ultracargo’s cost of services provided in 1Q14 amounted to R$ 35 million, an 11% increase over 1Q13, mainly due to (i) increased average storage, (ii) effects of inflation on costs and (iii) increased depreciation, resulting from capacity expansions. Compared with 4Q13, Ultracargo’s cost of services provided increased by 5%, mainly due to the increased average storage in its terminals.

Selling, marketing, general and administrative expenses: Ultracargo’s selling, marketing, general and administrative expenses totaled R$ 23 million in 1Q14, up 9% over 1Q13, mainly due to the effects of inflation on expenses. Compared with 4Q13, Ultracargo’s selling, marketing, general and administrative expenses decreased by 6%, mainly due to lower expenses with projects in 1Q14.

EBITDA: Ultracargo’s EBITDA reached R$ 41 million in 1Q14, a 15% increase over 1Q13, mainly due to the increased average storage of its terminals. Compared with 4Q13, Ultracargo’s EBITDA increased by 10%, mainly due to the increase average storage in its terminals and lower expenses with projects in 1Q14.

Extrafarma

As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 1Q14 and 1Q13 refers to the months of February and March of each year.

Operational performance: Extrafarma ended 1Q14 with 200 drugstores in the North and Northeast regions of Brazil, an increase of 25 drugstores (14%) compared to the end of 1Q13. Due to the expansion of Extrafarma’s drugstore network, at the end of 1Q14, 33% of the drugstores were under-36 months of operation, a similar percentage compared to the 1Q13. However, total drugstores with less than one year of operation in 1Q14 was 14%, compared to 7% in 1Q13, as a result of the accelerated pace of drugstores openings during the last 12 months.

Gross revenues: Extrafarma’s gross revenues totaled R$ 190 million in 1Q14, an increase of 19% compared to 1Q13, mainly due to the increase of 22% in gross revenues of the retail segment, which totaled R$ 163 million. The growth in gross revenues of the retail segment is mainly derived from the 11% increase in the gross revenues of the drugstores with more than 1 year (same stores sales) and the increased average number of drugstores. During 1Q14, gross revenues of the wholesale segment increased by 4% compared to 1Q13.

Cost of products sold and gross profit: Extrafarma’s cost of goods sold totaled R$ 124 million in 1Q14, up 18% over 1Q13, mainly as a result of increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). In 1Q14, Extrafarma’s gross profit reached R$ 57 million, up 25% over 1Q13, mainly due to the growth in gross revenues in the retail segment.

Selling, marketing, general and administrative expenses: Extrafarma’s selling, marketing, general and administrative expenses totaled R$ 49 million in 1Q14, a 35% increase over 1Q13, mainly due to (i) the 15% increase in the average number of drugstores, (ii) the increases above inflation on unit expenses with personnel and (iii) expenses with the integration with Ultrapar and the structuring of Extrafarma for a more accelerated growth in the amount of R$ 3 million in 1Q14.

EBITDA: Extrafarma reported EBITDA of R$ 10 million in 1Q14, down 7% from 1Q13. Excluding the above-mentioned expenses with integration and structuring, Extrafarma’s EBITDA would have reached R$ 13 million, a 16% increase over 1Q13, mainly as a result of same stores sales growth. Excluding these expenses with integration and structuring, EBITDA margin in 1Q14 was 6.9%, 0.2 p.p. below the EBITDA margin in 1Q13, mainly due to the increased share of drugstores opened less than one year ago and, therefore, still in the maturing process.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these three months of 2014 any service other than the external audit of the financial statements for the year ended December 31, 2013 and the review of interim financial information of Ultrapar and subsidiaries.

São Paulo, May 14, 2014 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ultragaz / Ipiranga / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2014.

Results conference call
Brazilian conference call
May 16, 2014
10:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
May 16, 2014
11:30 a.m. (US EST)
Participants in the USA: +1 877 317 6776
Participants in Brazil: 0800 891 0015
International participants: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 54.91/share (03/31/14)
UGP = US$ 24.09/ADR (03/31/14)

Main highlights in 1Q14:
✓	ULTRAPAR’S NET REVENUES TOTAL R$ 16 BILLION IN 1Q14, A 17% GROWTH OVER 1Q13, WITH GROWTH IN ALL THE BUSINESSES.
✓	ULTRAPAR’S EBITDA REACHES R$ 702 MILLION IN 1Q14, UP 14% OVER 1Q13.
✓	ULTRAPAR WAS RANKED THE WORLD’S 2ND MOST ADMIRED COMPANY IN THE ENERGY SECTOR BY FORTUNE MAGAZINE.
✓	EXTRAFARMA STARTS TO OPERATE AS ULTRAPAR’S BUSINESS UNIT, WITH THE PROCESS OF INTEGRATION AND STRUCTURING FOR A MORE ACCELERATED GROWTH UNDER IMPLEMENTATION.

“We started 2014 as planned, reporting another quarter of earnings growth, continuing the trend seen in previous years. Such growth, even in a more challenging economic environment, is the result of consistent investments to strengthen and expand our businesses, of our corporate governance and the unique combination of Ultrapar’s attributes, which allow for differentiation in our operating segments and consistent performance. We also concluded our association with Extrafarma on January 31, and have already completed several steps of the transaction’s business plan for its integration with Ultrapar and to structure the company for a more accelerated growth.”

Thilo Mannhardt – CEO

1

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ipiranga, Oxiteno, Ultragaz Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for the first quarter of 2014, exclusively to the months of February and March 2014. Aiming to provide a comparison basis for the analysis of the evolution of Extrafarma’s performance, we present its results for the first quarter of 2013 including the months of February and March 2013. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, will result in an issuance of up to 4,007,031 shares in the future, registered as R$ 42.1 million in current liabilities and R$ 108.6 million in non-current liabilities as of the closing date. The provisory value of the association at the date of the merger of shares was R$ 791.4 million, subject to adjustments pursuant to the association agreement, notably working capital and net debt adjustments. For more information, see Note 3.a and Note 22 to our Interim Financial Information (ITR) for 1Q14.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	1Q14	1Q13	4Q13	Δ (%) 1Q14v1Q13	Δ (%) 1Q14v4Q13
Net earnings	249.3	246.5	370.7	1%	(33%)
(+) Income and social contribution taxes	123.7	117.4	168.0
(+) Financial expenses (income), net	114.8	60.6	93.9
(+) Depreciation and amortization	214.3	189.4	200.9
EBITDA	702.0	614.0	833.5	14%	(16%)

2

Summary of 1st quarter 2014

Ultrapar – Consolidated data	1Q14	1Q13	4Q13	Δ (%) 1Q14v1Q13	Δ (%) 1Q14v4Q13
Net sales and services	15,947	13,600	16,227	17%	(2%)
Gross profit	1,272	1,064	1,287	20%	(1%)
Operating profit	490	426	634	15%	(23%)
EBITDA	702	614	834	14%	(16%)
Net earnings¹	249	247	371	1%	(33%)
Earnings attributable to Ultrapar per share²	0.45	0.46	0.70	(1%)	(35%)
Amounts in R$ million (except for EPS)
¹ Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ipiranga – Operational data	1Q14	1Q13	4Q13	Δ (%) 1Q14v1Q13	Δ (%) 1Q14v4Q13
Total volume (000 m³)	6,067	5,575	6,563	9%	(8%)
Diesel	3,133	2,943	3,440	6%	(9%)
Gasoline, ethanol and NGV	2,854	2,545	3,031	12%	(6%)
Other3	81	87	92	(7%)	(12%)
3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	1Q14	1Q13	4Q13	Δ (%) 1Q14v1Q13	Δ (%) 1Q14v4Q13
Total volume (000 tons)	191	198	179	(4%)	7%
Product mix
Specialty chemicals	164	163	170	1%	(3%)
Glycols	26	35	9	(25%)	197%
Geographical mix
Sales in Brazil	137	141	124	(3%)	11%
Sales outside Brazil	54	57	55	(5%)	(2%)

Ultragaz – Operational data	1Q14	1Q13	4Q13	Δ (%) 1Q14v1Q13	Δ (%) 1Q14v4Q13
Total volume (000 tons)	392	396	422	(1%)	(7%)
Bottled	263	264	287	(1%)	(8%)
Bulk	129	131	136	(2%)	(5%)

Ultracargo – Operational data	1Q14	1Q13	4Q13	Δ (%) 1Q14v1Q13	Δ (%) 1Q14v4Q13
Effective storage4 (000 m3)	722	623	694	16%	4%
4 Monthly average.

3

Extrafarma - Operational data5	1Q14	1Q13	1Q14v1Q13
Gross revenues (R$ million)	190	159	19%
Number of drugstores (end of period)	200	175	25
5 As highlighted in "Considerations on the financial and operational information," unless otherwise indicated, Extrafarma information for 1Q14 and 1Q13 refers to the months of February and March of each year.

Macroeconomic indicators	1Q14	1Q13	4Q13	Δ (%) 1Q14v1Q13	Δ (%) 1Q14v4Q13
Average exchange rate (R$/US$)	2.36	2.00	2.28	18%	4%
Brazilian interbank interest rate (CDI)	2.4%	1.6%	2.3%
Inflation in the period (IPCA)	2.2%	1.9%	2.0%

Highlights

✓
Ultrapar receives important international recognition – Ultrapar was elected once again one of the world’s most admired energy companies. Ultrapar was ranked second in the Most Admired Companies 2014 list of Fortune Magazine, two positions above that of 2013 and three above that of 2012. The research evaluates nine criteria, from investment value to social responsibility, and this year about 4,000 executives, directors and equity analysts from 57 sectors participated in the survey.

✓
Ultrapar concludes the association agreement with Extrafarma and starts consolidating its results as from February 1st – On September 30, 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. The transaction was closed on January 31, 2014 upon the approval of the transaction by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar's financial statements as from February 1, 2014. Concurrently to the closing, we initiated the process of integration with Ultrapar and of structuring Extrafarma for a more accelerated growth, to be achieved through an increased investment capacity, the strengthening of Extrafarma’s management team, by implementing Ultrapar’s recognized mechanisms of corporate governance, incentives, and alignment of interests, and the access to more than 11 thousand retail points of fuels and convenience with the Ipiranga brand and of LPG with the Ultragaz brand. Among the steps already implemented in the integration and the structuring for a more accelerated growth, we highlight (i) the centralization in the corporate center of treasury activities, accounts payable and legal department, starting the alignment of Extrafarma to Ultrapar’s management model, (ii) the establishment of a new organizational structure, with the creation of areas dedicated to the activities related to operations and expansion, allowing greater specialization and agility in the drugstore opening process, (iii) allocation of managers and analysts from Ultrapar and its businesses’ staff to Extrafarma, in order to strengthen its team and facilitate the process of functional and cultural integration, and (iv) the detailing of the working plan to enable accelerated drugstore openings from late 2014 onwards.

4

Executive summary of the results

During 1Q14, the Brazilian macroeconomic scenario followed the same trend seen in 2013 of modest growth and inflationary pressure. The Brazilian government continued to raise the base interest rate, increasing it from 10.0% at the end of December 2013 to 10.75% at the end of the March 2014, compared to 7.25% in March 2013. The Real ended 1Q14 at R$ 2.26/US$, with an average Real in 1Q14 18% weaker than that in 1Q13. The number of light vehicles registered in 1Q14 totaled 0.8 million, a slight decrease when compared to the same period of last year, which did not change the pace of growth in the average fleet seen in recent years. According to the members of Abrafarma, sales in the retail pharmacy sector grew 17% in 1Q14 compared to 1Q13, continuing the growth seen in recent years.

In this economic and operating environment, Ultrapar presented consolidated EBITDA of R$ 702 million in 1Q14, up 14% over 1Q13, due to the EBITDA growth in Ipiranga, Oxiteno and Ultracargo and the consolidation of Extrafarma’s EBITDA as from February 2014.

At Ipiranga, sales volume in 1Q14 grew by 9% compared to 1Q13, driven mainly by growth in the light vehicle fleet and by investments made in recent years in Ipiranga’s network expansion (opening of new service stations and conversion of unbranded service stations) and related logistics infrastructure. Ipiranga’s EBITDA reached R$ 499 million, a 15% increase over 1Q13, mainly due to increased sales volume, to improved sales mix, with greater share of the reseller segment (sales at service stations), to the strategy of constant innovation in services and convenience at the service station, generating greater customer satisfaction and loyalty, and to initiatives to reduce informality, such as the collection of PIS/Cofins taxes of the whole ethanol chain at the producer and the conversion of unbranded service stations.

Oxiteno’s sales volume reached 191 thousand tons, down 4% compared to 1Q13, due to lower sales of glycols, partially offset by increased sales of specialty chemicals, which were made possible by investments in capacity expansion and acquisitions over the years. Oxiteno’s EBITDA totaled R$ 109 million in 1Q14, a 35% increase over 1Q13, mainly as a result of the effect of the 18% weaker Real and an improved sales mix in 1Q14.

Ultragaz presented a reduction of 1% in sales volume in 1Q14 compared to 1Q13, mainly due to high temperatures, above the historical average, registered in the South and Southeast regions of Brazil. In 1Q14, Ultragaz’s EBITDA decreased by 4% compared to 1Q13, mainly due to lower sales volume and the planned requalification of an increased number of LPG bottles since 4Q13, with an estimated effect of R$ 7 million. Excluding this effect, Ultragaz’s EBITDA would have grown 7%.

At Ultracargo, the average storage grew by 16% compared to 1Q13, reaching 722 thousand m³, mainly as a result of the increased handling of oil derivatives. Ultracargo’s EBITDA reached R$ 41 million in 1Q14, a 15% increase over 1Q13, mainly due to the increased average storage of terminals.

Extrafarma ended the 1Q14 with 200 company-owned stores in the North and Northeast regions of Brazil, an increase of 25 stores compared to 1Q13. Extrafarma’s EBITDA for February and March 2014 totaled R$ 10 million, down 7% from 1Q13. Excluding the expenses with integration and structuring detailed throughout this document, Extrafarma’s EBITDA would have reached R$ 13 million, a 16% increase over 1Q13, mainly as a result of increased revenues of drugstores existing for more than one year (same stores sales). Excluding these expenses with integration and structuring, EBITDA margin in 1Q14 was 6.9%, 0.2 p.p. below the EBITDA margin in 1Q13, mainly due to the increased share of drugstores opened less than one year ago and, therefore, still in the maturing process.

Net earnings in 1Q14 reached R$ 249 million, up 1% over 1Q13, due to the EBITDA growth, partially offset by (i) increased financial expenses, mainly as a result of the raise in the base interest rate by the Central Bank and the increased net debt, from R$ 3.7 billion in March 2013 (1.5 times LTM EBITDA) to R$ 4.3 billion in March 2014 (1.4 times LTM EBITDA), and (ii) increased depreciation and amortization expenses, as a result of investments made and in the maturing process.

5

Ipiranga

Operational performance – Ipiranga’s sales volume totaled 6,067 thousand cubic meters in 1Q14, 9% above 1Q13 volume. In 1Q14, sales volume of fuels for light vehicles (Otto cycle) increased by 12%, driven by the growth in the vehicle fleet and significant investments made in Ipiranga’s network expansion. Diesel volume increased by 6% over 1Q13, as a result of investments made in network expansion, with a growth of 8% in sales volume in the reseller segment, and of the economic growth. Compared with 4Q13, sales volume decreased by 8%, mainly due to the seasonality between periods.

Ipiranga – Sales volume (000 m³)

Net sales and services – Ipiranga’s net sales and services reached R$13,922 million in 1Q14, up 17% over 1Q13, mainly as a result of (i) increased sales volume, (ii) the rise in diesel and gasoline costs by Petrobras since 1Q13 and increased ethanol costs, and (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled a higher share of fuels for light vehicles and of diesel sold through the reseller segment (sales at service stations). Compared with 4Q13, Ipiranga’s net sales and services decreased by 3%, mainly due to the seasonally lower volume, partially offset by increases in diesel, gasoline and ethanol costs.

Cost of goods sold – Ipiranga’s cost of goods sold totaled R$13,093 million in 1Q14, up 18% compared to 1Q13, mainly due to increased sales volume and cost increases (i) in diesel, in January, March and November 2013, and (ii) in gasoline, in January and November 2013, and (iii) consequently, in ethanol. Compared with 4Q13, Ipiranga’s cost of goods sold decreased by 2%, due to the seasonally lower volume, partially offset by cost increases in diesel and gasoline in November 2013 (including the temporary inventory benefits in 4Q13) and by increased ethanol costs, mainly due to the inter-harvest period.

Sales, general and administrative expenses – Ipiranga’s sales, general and administrative expenses totaled R$ 482 million in 1Q14, up 11% over 1Q13, mainly resulting from (i) increased sales volume and higher unit freight costs, mainly due to the rise in diesel costs and inflation, (ii) the expansion of the distribution network, (iii) the effects of inflation on expenses, especially personnel, and (iv) increased expenses with advertising and marketing, mainly related to the World Cup 2014. Compared with 4Q13, Ipiranga’s sales, general and administrative expenses increased by 8%, mainly as a result of increased advertising expenses and marketing.

EBITDA – Ipiranga reported EBITDA of R$ 499 million in 1Q14, a 15% increase over 1Q13, mainly due to (i) increased sales volume, (ii) an improved sales mix, with greater share of the reseller segment (sales at service stations), (iii) the strategy of constant innovation in services and convenience at the service station, and (iv) initiatives to reduce the grey market, effects partially offset by increased expenses, especially with advertising, marketing, personnel and freight. Compared with 4Q13, Ipiranga’s EBITDA decreased by 20%, mainly due to seasonally lower sales volumes, increased personnel expenses (annual collective wage adjustments in January), increased expenses with advertising and marketing, and extraordinary effects in 4Q13, which benefited the EBITDA in 4Q13 by R$ 53 million, represented by (i) R$ 34 million related to the temporary effect of inventory gain resulting from the increase in gasoline and diesel costs by Petrobras, and (ii) R$ 19 million related to the sale of part of a logistics facility.

6

Oxiteno

Operational performance – The volume of specialty chemicals in the Brazilian market in 1Q14 grew by 4% (4 thousand tons), about 2 times the GDP growth estimated for the year, especially in the home and personal care and agrochemicals segments. Total volume sold in the Brazilian market decreased by 3% (4 thousand tons), with the growth in specialties being offset by lower sales of glycols (reduction of 8 thousand tons), a product with volatility in prices and in demand. In the foreign market, sales volume decreased by 5% (3 thousand tons), mainly as a result of the reduction in the operating level in Venezuela, due to the limitations in importing raw material in that country. With all these effects, Oxiteno’s sales volume in 1Q14 totaled 191 thousand tons, down 4% (7 thousand tons) compared to 1Q13. Compared to 4Q13, sales volume grew 7% (12 thousand tons), mainly due to increased sales of glycols.

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno’s net revenues totaled R$ 840 million in 1Q14, up 11% over 1Q13, mainly due to the 18% weaker Real and the improved sales mix, with higher share of specialty chemicals in the Brazilian market, effects partially offset by lower sales volume. Compared with 4Q13, Oxiteno’s net revenues increased by 1%, due to the increased sales volume and the 4% weaker Real, effects partially offset by the growth of glycols in the product mix of the 1Q14.

Cost of goods sold – Oxiteno’s cost of goods sold in 1Q14 totaled R$ 635 million, 6% higher than that in 1Q13, mainly due to (i) the effect of the 18% weaker Real on variable costs, (ii) increased personnel expenses, as a result of the effects of inflation and an increase in variable compensation, in line with the earnings progression, and (iii) the startup of Oxiteno’s operations in the United States and adjustment on the operating level in Venezuela, effects that were partially offset by lower sales volume and lower raw material prices, especially ethylene. Compared with 4Q13, Oxiteno’s cost of goods sold increased by 1%, mainly due to the effect of the 4% weaker Real on variable costs and the increased sales volume, partially offset by the effects of a 9% reduction in unit variable costs in dollars.

Sales, general and administrative expenses – Oxiteno’s sales, general and administrative expenses totaled R$ 129 million in 1Q14, up 21% over 1Q13, mainly due to (i) increased logistics expenses, mainly as a result of increases in diesel costs and the effect of a weaker Real, (ii) the effects of inflation on expenses, and (iii) an increase in variable compensation, in line with the earnings progression. Compared with 4Q13, Oxiteno’s sales, general and administrative expenses increased by 1%.

EBITDA – Oxiteno reported EBITDA of R$ 109 million in 1Q14, a 35% increase over 1Q13, equivalent to US$ 241/ton, mainly due to the effect of the 18% weaker Real and a more favorable sales mix in 1Q14. Compared with 4Q13, Oxiteno’s EBITDA increased by 2%, mainly due to the increased sales volume and the effect of the 4% weaker Real.

7

Ultragaz

Operational performance – In 1Q14, Ultragaz’s sales volume reached 392 thousand tons, down 1% from 1Q13, mainly due to high temperatures, above the historical average, registered in the South and Southeast regions of Brazil, partially offset by the effect of investments made to capture new customers, especially in the residential and small- and medium-sized companies segments. Compared with 4Q13, Ultragaz’s sales volume decreased by 7%, mainly due to seasonality between periods.

Ultragaz – Sales volume (000 tons)

Net sales and services – Ultragaz’s net sales and services totaled R$ 929 million in 1Q14, a 1% growth over 1Q13, mainly due to commercial initiatives, including an improved sales mix in the bulk segment, especially in the residential and small- and medium-sized companies segments. Compared with 4Q13, Ultragaz’s net sales and services decreased by 8%, mainly due to seasonally lower volume.

Cost of goods sold – Ultragaz’s cost of goods sold totaled R$ 798 million in 1Q14, up 1% over 1Q13, mainly as a result of the planned requalification of an increased number of LPG bottles, with an estimated effect of R$ 7 million. Compared with 4Q13, Ultragaz’s cost of goods sold decreased by 8%, mainly due to seasonally lower volume.

Sales, general and administrative expenses – Ultragaz’s sales, general and administrative expenses totaled R$ 108 million in 1Q14, up 9% over 1Q13, mainly as a result of the effects of inflation on personnel expenses and increased expenses with projects. Compared with 4Q13, Ultragaz’s sales, general and administrative expenses decreased by 3%, mainly due to seasonally lower volume.

EBITDA – Ultragaz’s EBITDA reached R$ 61 million in 1Q14, down 4% from 1Q13, mainly as a result of the planned requalification of an increased number of LPG bottles and lower sales volume, effects partially offset by commercial initiatives. Excluding the estimated effect of R$ 7 million with the requalification of an increased number of LPG bottles, Ultragaz’s EBITDA in 1Q14 would have grown by 7%. Compared with 4Q13, Ultragaz’s EBITDA decreased by 3%, mainly due to seasonally lower volume.

8

Ultracargo

Operational performance – In 1Q14, Ultracargo’s average storage grew by 16% compared to 1Q13, mainly due to the increased handling (i) of fuel oil for thermoelectric plants and (ii) of fuels for vehicles, lubricants and methanol (used in the production of biodiesel), as a result of the growth in these segments. Compared with 4Q13, Ultracargo’s average storage increased by 4%, mainly due to the increased handling of the products above, partially offset by the typical seasonality between first and fourth quarters.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo’s net sales and services totaled R$ 86 million in 1Q14, up 13% over 1Q13 and 5% over 4Q13, mainly due to the growth in the average storage in its terminals in the respective periods.

Cost of services provided – Ultracargo’s cost of services provided in 1Q14 amounted to R$ 35 million, an 11% increase over 1Q13, mainly due to (i) increased average storage, (ii) effects of inflation on costs and (iii) increased depreciation, resulting from capacity expansions. Compared with 4Q13, Ultracargo’s cost of services provided increased by 5%, mainly due to the increased average storage in its terminals.

Sales, general and administrative expenses – Ultracargo’s sales, general and administrative expenses totaled R$ 23 million in 1Q14, up 9% over 1Q13, mainly due to the effects of inflation on expenses. Compared with 4Q13, Ultracargo’s sales, general and administrative expenses decreased by 6%, mainly due to lower expenses with projects in 1Q14.

EBITDA – Ultracargo’s EBITDA reached R$ 41 million in 1Q14, a 15% increase over 1Q13, mainly due to the increased average storage of its terminals. Compared with 4Q13, Ultracargo’s EBITDA increased by 10%, mainly due to the increase average storage in its terminals and lower expenses with projects in 1Q14.

9

Extrafarma

As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 1Q14 and 1Q13 refers to the months of February and March of each year.

Operational performance – Extrafarma ended 1Q14 with 200 drugstores in the North and Northeast regions of Brazil, an increase of 25 drugstores (14%) compared to the end of 1Q13. Due to the expansion of Extrafarma’s drugstore network, at the end of 1Q14, 33% of the drugstores were under-36 months of operation, a similar percentage compared to the 1Q13. However, total drugstores with less than one year of operation in 1Q14 was 14%, compared to 7% in 1Q13, as a result of the accelerated pace of drugstores openings during the last 12 months.

Extrafarma – number and maturation profile of drugstores

Gross revenues – Extrafarma’s gross revenues totaled R$ 190 million in 1Q14, an increase of 19% compared to 1Q13, mainly due to the increase of 22% in gross revenues of the retail segment, which totaled R$ 163 million. The growth in gross revenues of the retail segment is mainly derived from the 11% increase in the gross revenues of the drugstores with more than 1 year (same stores sales) and the increased average number of drugstores. During 1Q14, gross revenues of the wholesale segment increased by 4% compared to 1Q13.

Cost of goods sold and gross profit – Extrafarma’s cost of goods sold totaled R$ 124 million in 1Q14, up 18% over 1Q13, mainly as a result of increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). In 1Q14, Extrafarma’s gross profit reached R$ 57 million, up 25% over 1Q13, mainly due to the growth in gross revenues in the retail segment.

Sales, general and administrative expenses – Extrafarma’s sales, general and administrative expenses totaled R$ 49 million in 1Q14, a 35% increase over 1Q13, mainly due to (i) the 15% increase in the average number of drugstores, (ii) the increases above inflation on unit expenses with personnel and (iii) expenses with the integration with Ultrapar and the structuring of Extrafarma for a more accelerated growth in the amount of R$ 3 million in 1Q14.

EBITDA – Extrafarma reported EBITDA of R$ 10 million in 1Q14, down 7% from 1Q13. Excluding the above-mentioned expenses with integration and structuring, Extrafarma’s EBITDA would have reached R$ 13 million, a 16% increase over 1Q13, mainly as a result of same stores sales growth. Excluding these expenses with integration and structuring, EBITDA margin in 1Q14 was 6.9%, 0.2 p.p. below the EBITDA margin in 1Q13, mainly due to the increased share of drugstores opened less than one year ago and, therefore, still in the maturing process.

10

Ultrapar

Net sales and services – Ultrapar’s consolidated net sales and services in 1Q14 increased by 17% compared to 1Q13, reaching R$ 15,947 million, due to the revenues growth in all businesses. Compared with 4Q13, Ultrapar’s net sales and services decreased by 2%, due to the seasonality between periods.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 702 million in 1Q14, up 14% over 1Q13, due to the EBITDA growth in Ipiranga, Oxiteno and Ultracargo and the consolidation of Extrafarma’s EBITDA as from February 2014. Compared with 4Q13, Ultrapar's EBITDA decreased by 16%, mainly due to the seasonality between periods.

EBITDA (R$ million)

Depreciation and amortization – Total depreciation and amortization costs and expenses in 1Q14 amounted to R$ 214 million, a 13% increase from 1Q13, as a result of investments made during the last 12 months, mainly in Ipiranga, and the consolidation of Extrafarma as from February 2014. Compared with 4Q13, total depreciation and amortization costs and expenses increased by 7%.

Financial results – Ultrapar’s net debt at the end of March 2014 was R$ 4.3 billion (1.4 times LTM EBITDA), compared to R$ 3.7 billion in March 2013 (1.5 times LTM EBITDA). Ultrapar reported R$ 115 million of net financial expenses in 1Q14, R$ 54 million higher than that in 1Q13, mainly due to increased net debt in 1Q14 and the 3.5 p.p. rise in the base interest rate between March 2013 and March 2014 and the effects of exchange rate fluctuations, especially related to changes in Venezuela’s currency exchange system. Compared with 4Q13, Ultrapar’s net financial expenses increased R$ 21 million, mainly due to increased net debt in 1Q14.

Net earnings – Net earnings in 1Q14 amounted to R$ 249 million, up 1% over 1Q13, mainly due to the EBITDA growth between periods, partially offset by increased net financial expenses and increased depreciation and amortization, resulting from investments made in expansions and in the maturing process. Compared with 4Q13, Ultrapar’s net earnings decreased by 33%, mainly due to the seasonal reduction of EBITDA in Ultrapar’s businesses.

Investments – Total investments, net of disposals and repayments, amounted to R$ 914 million in 1Q14, allocated as follows:

•
At Ipiranga, R$ 60 million were invested, directed mainly to the expansion and maintenance of the service stations network and logistics infrastructure. Ipiranga invested R$ 75 million in fixed and intangible assets, reduced by R$ 15 million related to repayments of financing from clients, net of loans granted.

•	At Oxiteno, R$ 20 million were invested, directed mainly to the maintenance of its production units and expansions underway in Mexico.

•	At Ultragaz, R$ 25 million were invested, directed mainly to new customers in the bulk segment and renewal of LPG bottles.

•	Ultracargo invested R$ 3 million, mainly directed to the maintenance of its terminals.

•	At Extrafarma, R$ 3 million were invested, mainly directed towards the opening of new drugstores.

11

•
Additionally, we concluded in January 31 the association with Extrafarma, through the issuance of 12,021,100 Ultrapar’s shares, in addition to subscription warrants that may result in an issuance of up to 4,007,031 new Ultrapar’s shares in the future. The provisary value of the transaction corresponds to R$ 791 million.

R$ million	1Q14	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets1
Ipiranga	75
Oxiteno	20
Ultragaz	25
Ultracargo	3
Extrafarma	3
Total – additions to fixed and intangible assets1	129
Financing to clients2 – Ipiranga	(15)
Acquisition (disposal) of equity interest3	9
Association with Extrafarma4	791
Total investments, net of disposals and repayments	914

1 Includes the consolidation of corporate IT services
2 Financing to clients is included as working capital in the Cash Flow Statement
3 Capital invested in ConectCar
4 Not included in the Cash Flow Statement

12

Ultrapar in capital markets

Ultrapar’s average daily trading volume in 1Q14 was R$ 84 million, 22% higher than the daily average of R$ 69 million in 1Q13, considering the combined trading volumes on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 1Q14 quoted at R$ 54.91/share on the BM&FBOVESPA, with an accumulated depreciation of 2% in the quarter, while the Ibovespa index depreciated by 2%. At the NYSE, Ultrapar’s shares appreciated by 2% in 1Q14, while the Dow Jones index depreciated by 1%. Ultrapar closed 1Q14 with a market value of R$ 31 billion, up 10% over 1Q13.

13

Outlook

Despite the challenging economic environment, Ultrapar will continue to invest in the expansion of its businesses, to reap the benefits of the investments already made, and to undertake initiatives towards differentiation and proximity to customers. Ipiranga will continue to invest in the expansion of its service station network and its related logistics infrastructure, focused on the North, Northeast and Midwest regions of Brazil, and will continue to leverage the benefits from the growth of the vehicle fleet in Brazil and the reduction of grey market, mainly in ethanol. Additionally, the company will proceed with its differentiation initiatives, based on increasing the offer of products, services and convenience, to further increase customer loyalty and expand the number of clients. Oxiteno will keep the focus on innovation, with the development of new products, and will act to maximize the benefits from the ramp up of investments in production capacity expansion in Brazil. At Ultragaz, the benefits from recent investments in capturing new customers and the continued focus on managing costs and expenses will contribute to continue its growth. Ultracargo will remain focused on capturing the benefits generated by the expansion of existing terminals and will keep attentive to opportunities from the growing demand for liquid bulk storage in Brazil, mainly as a result of the growing consumption of fuels for vehicles. At Extrafarma, we will focus on completing the integration with Ultrapar, planned to be finished in mid-2014, and on structuring the company for a more accelerated expansion, which should be developed more intensively from late 2014 onwards.

14

Forthcoming events

Conference call / Webcast: May 16, 2014

Ultrapar will be holding a conference call for analysts on May 16, 2014 to comment on the company's performance in the first quarter of 2014 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 11:30 a.m. (US EST)
Participants in the US: +1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

15

Operational and market information

Financial focus	1Q14	1Q13	4Q13
EBITDA margin Ultrapar	4.4%	4.5%	5.1%
Net margin Ultrapar	1.6%	1.8%	2.3%
Focus on human resources	1Q14	1Q13	4Q13
Number of employees – Ultrapar	13,325	9,349	9,235
Number of employees – Ipiranga	2,683	2,581	2,682
Number of employees – Oxiteno	1,827	1,836	1,829
Number of employees – Ultragaz	3,652	3,918	3,704
Number of employees – Ultracargo	617	595	604
Number of employees – Extrafarma	4,120	-	-
Focus on capital markets	1Q14	1Q13	4Q13
Number of shares (000)	556,405	544,384	544,384
Market capitalization1 – R$ million	29,365	26,740	31,347
BM&FBOVESPA	1Q14	1Q13	4Q13
Average daily volume (shares)	1,245,149	1,022,914	928,662
Average daily volume (R$ 000)	65,727	50,254	53,517
Average share price (R$/share)	52.8	49.1	57.6
NYSE	1Q14	1Q13	4Q13
Quantity of ADRs2 (000 ADRs)	33,815	34,015	34,315
Average daily volume (ADRs)	344,905	375,131	256,946
Average daily volume (US$ 000)	7,713	9,242	6,474
Average share price (US$/ADR)	22.4	24.6	25.2
Total	1Q14	1Q13	4Q13
Average daily volume (shares)	1,590,054	1,398,044	1,185,608
Average daily volume (R$ 000)	83,916	68,670	68,270

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 21, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1 Calculated based on the weighted average price in the period.
2 1 ADR = 1 common share.

16

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

ASSETS

Cash, cash equivalents and financial investments	3,184.3	2,073.5	3,425.2
Trade accounts receivable	2,450.4	2,472.8	2,321.5
Inventories	2,007.9	1,574.2	1,592.5
Taxes	494.7	399.4	480.0
Other	138.4	108.8	84.7
Total Current Assets	8,275.7	6,628.8	7,903.9

Investments	65.4	51.3	58.9
Property, plant and equipment and intangibles	7,834.7	6,576.1	7,029.0
Financial investments	109.9	140.2	118.5
Trade accounts receivable	125.2	133.3	124.5
Deferred income tax	414.8	456.0	376.1
Escrow deposits	639.5	543.1	614.9
Other	171.7	167.3	152.7
Total Non-Current Assets	9,361.1	8,067.4	8,474.6

TOTAL ASSETS	17,636.8	14,696.1	16,378.5

LIABILITIES

Loans, financing and debentures	1,778.9	1,521.9	1,830.0
Suppliers	975.5	1,260.1	968.9
Payroll and related charges	226.3	169.5	297.7
Taxes	215.9	166.5	230.2
Other	219.6	125.5	437.7
Total Current Liabilities	3,416.2	3,243.6	3,764.5

Loans, financing and debentures	5,830.5	4,435.2	5,139.6
Provision for contingencies	633.8	548.5	569.7
Post-retirement benefits	103.2	122.0	99.4
Other	361.2	265.5	258.4
Total Non-Current Liabilities	6,928.7	5,371.2	6,067.2

TOTAL LIABILITIES	10,344.9	8,614.8	9,831.7

STOCKHOLDERS' EQUITY

Capital	3,838.7	3,696.8	3,696.8
Reserves	3,238.8	2,248.4	2,733.0
Treasury shares	(111.5)	(114.9)	(114.9)
Others	296.7	223.9	205.1
Non-controlling interest	29.2	27.2	26.9
Total shareholders’ equity	7,291.9	6,081.4	6,546.9

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	17,636.8	14,696.1	16,378.5

Cash and financial investments	3,294.2	2,213.7	3,543.7
Debt	(7,609.4)	(5,957.2)	(6,969.6)
Net cash (debt)	(4,315.2)	(3,743.4)	(3,425.9)

17

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data)

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

Net sales and services	15,946.9	13,600.0	16,226.5

Cost of sales and services	(14,674.9)	(12,536.4)	(14,939.8)

Gross profit	1,272.0	1,063.6	1,286.7

Operating expenses
Selling	(504.8)	(414.6)	(446.4)
General and administrative	(303.9)	(243.7)	(261.8)

Other operating income (expenses), net	20.0	15.7	33.3
Income from sale of assets	7.0	5.5	21.9

Operating income	490.3	426.5	633.8

Financial results
Financial income	90.4	52.9	73.9
Financial expenses	(205.2)	(113.6)	(167.8)
Equity in earnings (losses) of affiliates	(2.6)	(2.0)	(1.2)

Income before income and social contribution taxes	373.0	363.9	538.7

Provision for income and social contribution taxes
Current	(152.9)	(119.6)	(130.5)
Deferred	15.8	(7.8)	(49.6)
Benefit of tax holidays	13.4	10.1	12.0

Net Income	249.3	246.5	370.7

Net income attributable to:
Shareholders of Ultrapar	246.9	244.8	372.8
Non-controlling shareholders of the subsidiaries	2.4	1.7	(2.1)

EBITDA	702.0	614.0	833.5

Depreciation and amortization	214.3	189.4	200.9
Total investments, net of disposals and repayments	122.9	124.5	438.3

RATIOS

Earnings per share - R$	0.45	0.46	0.70
Net debt / Stockholders' equity	0.59	0.62	0.52
Net debt / LTM EBITDA	1.44	1.48	1.17
Net interest expense / EBITDA	0.16	0.10	0.11
Gross margin	8.0%	7.8%	7.9%
Operating margin	3.1%	3.1%	3.9%
EBITDA margin	4.4%	4.5%	5.1%

18

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais

	JAN - MAR
	2014	2013

Cash Flows from (used in) operating activities	(36.6)	(96.1)
Net income	249.3	246.5
Depreciation and amortization	214.3	189.4
Working capital	(510.8)	(489.6)
Financial expenses (A)	149.3	52.7
Deferred income and social contribution taxes	(15.8)	7.8
Income from sale of assets	(7.0)	(5.5)
Cash paid for income and social contribution taxes	(108.8)	(78.0)
Other (B)	(7.0)	(19.4)

Cash Flows from (used in) investing activities	(138.0)	(138.1)
Additions to fixed and intangible assets, net of disposals	(129.0)	(122.3)
Acquisition and sale of equity investments	(9.0)	(15.7)

Cash Flows from (used in) financing activities	(84.0)	(683.9)
Debt raising	936.0	111.8
Amortization of debt	(253.6)	(164.8)
Interest paid	(374.9)	(277.1)
Payment of financial lease	(1.3)	(1.1)
Dividends paid (C)	(387.9)	(352.7)
Other (D)	(2.3)	-

Net increase (decrease) in cash and cash equivalents	(258.6)	(918.1)

Cash from subsidiaries acquired	9.1	-

Cash and cash equivalents at the beginning of the period (E)	3,543.7	3,131.8

Cash and cash equivalents at the end of the period (E)	3,294.2	2,213.7

Supplemental disclosure of cash flow information
Acquisition of Extrafarma - subscription of shares and subscription warrants (F)	791.4	-
Acquisition of Extrafarma - gross debt assumed at the closing (F)	207.9	-

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Corresponds to the transaction cost for the issuance of shares in 2014.
(E)	Includes cash, cash equivalents and short and long term financial investments.
(F)	As a result of the association with Extrafarma. For more information, see Note 3.a to our Interim Financial Information for 1Q14.

19

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

OPERATING ASSETS
Trade accounts receivable	1,727.9	1,794.3	1,755.8
Trade accounts receivable - noncurrent portion	97.3	108.1	100.4
Inventories	1,194.6	1,085.5	1,033.0
Taxes	208.2	117.8	177.0
Other	264.5	198.2	223.8
Property, plant and equipment, intangibles and investments	3,317.6	2,977.2	3,369.3

TOTAL OPERATING ASSETS	6,810.1	6,281.1	6,659.4

OPERATING LIABILITIES
Suppliers	666.4	1,046.4	772.8
Payroll and related charges	58.5	52.1	104.1
Post-retirement benefits	94.8	109.1	91.7
Taxes	80.4	59.7	80.0
Provision for contingencies	159.7	175.6	159.4
Other accounts payable	158.1	147.6	188.0

TOTAL OPERATING LIABILITIES	1,217.9	1,590.6	1,396.0

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

Net sales	13,921.7	11,858.8	14,312.8

Cost of sales and services	(13,093.2)	(11,125.5)	(13,421.5)

Gross profit	828.4	733.3	891.2

Operating expenses
Selling	(327.2)	(290.7)	(308.8)
General and administrative	(155.2)	(143.5)	(137.3)

Other operating income (expenses), net	17.8	14.9	34.8
Income from sale of assets	4.2	7.9	24.1

Operating income	368.0	322.0	504.0

Equity in earnings (losses) of affiliates	0.1	0.2	0.2

EBITDA	498.7	432.1	623.6

Depreciation and amortization	130.5	109.9	119.4

RATIOS

Gross margin (R$/m3)	137	132	136
Operating margin (R$/m3)	61	58	77
EBITDA margin (R$/m3)	82	78	95
EBITDA margin (%)	3.6%	3.6%	4.4%

20

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

OPERATING ASSETS
Trade accounts receivable	429.5	456.0	373.2
Inventories	548.7	438.2	506.6
Taxes	115.6	131.8	130.1
Other	106.7	101.8	98.7
Property, plant and equipment, intangibles and investments	1,660.5	1,636.8	1,685.3

TOTAL OPERATING ASSETS	2,861.0	2,764.6	2,793.9

OPERATING LIABILITIES
Suppliers	137.1	154.7	139.4
Payroll and related charges	71.5	47.9	94.3
Taxes	25.9	23.9	26.6
Provision for contingencies	89.7	76.4	88.0
Other accounts payable	18.7	24.3	31.8

TOTAL OPERATING LIABILITIES	342.9	327.1	380.1

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

Net sales	840.3	754.5	834.9

Cost of goods sold
Variable	(528.9)	(510.3)	(524.0)
Fixed	(77.0)	(60.5)	(77.2)
Depreciation and amortization	(29.5)	(29.3)	(29.7)

Gross profit	204.8	154.4	204.0

Operating expenses
Selling	(61.3)	(53.0)	(59.0)
General and administrative	(67.5)	(53.2)	(69.0)

Other operating income (expenses), net	(0.3)	0.0	(2.3)
Income from sale of assets	0.0	(0.1)	0.3

Operating income	75.7	48.2	74.0

Equity in earnings (losses) of affiliates	0.1	0.1	0.1

EBITDA	108.7	80.6	106.9

Depreciation and amortization	32.9	32.3	32.7

RATIOS

Gross margin (R$/ton)	1,073	780	1,143
Gross margin (US$/ton)	454	391	502
Operating margin (R$/ton)	396	243	415
Operating margin (US$/ton)	168	122	182
EBITDA margin (R$/ton)	569	407	599
EBITDA margin (US$/ton)	241	204	263

21

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

OPERATING ASSETS
Trade accounts receivable	178.6	199.4	168.4
Trade accounts receivable - noncurrent portion	27.7	24.4	23.7
Inventories	48.9	48.2	51.0
Taxes	37.4	30.5	35.7
Escrow deposits	169.4	133.7	153.4
Other	36.5	39.8	29.9
Property, plant and equipment, intangibles and investments	733.8	725.7	738.9

TOTAL OPERATING ASSETS	1,232.2	1,201.7	1,201.0

OPERATING LIABILITIES
Suppliers	32.9	48.1	40.5
Payroll and related charges	60.4	56.8	83.4
Taxes	5.3	4.6	5.1
Provision for contingencies	85.3	76.9	82.5
Other accounts payable	23.0	17.7	26.2

TOTAL OPERATING LIABILITIES	206.9	204.2	237.7

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

Net sales	929.2	920.1	1,006.8

Cost of sales and services	(798.4)	(788.5)	(863.8)

Gross profit	130.8	131.6	143.0

Operating expenses
Selling	(73.2)	(67.0)	(74.7)
General and administrative	(34.5)	(31.4)	(36.1)

Other operating income (expenses), net	1.0	(0.3)	(0.0)
Income from sale of assets	3.4	(2.2)	(2.5)

Operating income	27.6	30.7	29.6

Equity in earnings (losses) of affiliates	-	0.0	(0.0)

EBITDA	61.0	63.5	63.2

Depreciation and amortization	33.3	32.8	33.5

RATIOS

Gross margin (R$/ton)	334	332	339
Operating margin (R$/ton)	70	77	70
EBITDA margin (R$/ton)	156	160	150

22

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

OPERATING ASSETS
Trade accounts receivable	25.2	25.4	26.9
Inventories	1.9	2.4	1.9
Taxes	10.6	11.1	10.8
Other	21.6	21.8	18.5
Property, plant and equipment, intangibles and investments	938.3	957.2	949.1

TOTAL OPERATING ASSETS	997.6	1,017.8	1,007.3

OPERATING LIABILITIES
Suppliers	8.9	12.1	16.5
Payroll and related charges	16.5	12.5	15.7
Taxes	4.4	4.3	4.4
Provision for contingencies	10.5	10.3	10.4
Other accounts payable¹	48.5	48.4	49.2

TOTAL OPERATING LIABILITIES	88.8	87.6	96.2

¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2014	2013	2013

Net sales	85.5	75.7	81.6

Cost of sales and services	(34.9)	(31.5)	(33.2)

Gross profit	50.6	44.2	48.4

Operating expenses
Selling	(4.0)	(4.0)	(3.9)
General and administrative	(18.8)	(16.8)	(20.3)

Other operating income (expenses), net	1.6	1.1	0.9
Income from sale of assets	(0.6)	(0.1)	0.0

Operating income	28.8	24.3	25.1

Equity in earnings (losses) of affiliates	0.3	0.2	0.3

EBITDA	41.3	35.9	37.5

Depreciation and amortization	12.3	11.4	12.1

RATIOS

Gross margin	59%	58%	59%
Operating margin	34%	32%	31%
EBITDA margin	48%	48%	46%

23

EXTRAFARMA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	MAR	JAN1
	2014	2014

OPERATING ASSETS
Trade accounts receivable	91.9	68.4
Inventories	213.9	164.6
Taxes	11.7	7.7
Other	7.1	6.4
Property, plant and equipment, intangibles and investments	61.7	60.6

TOTAL OPERATING ASSETS	386.4	307.7

OPERATING LIABILITIES
Suppliers	133.5	117.2
Payroll and related charges	19.3	16.5
Taxes	3.6	3.3
Provision for contingencies	45.5	46.2
Other accounts payable¹	16.9	16.0

TOTAL OPERATING LIABILITIES	218.8	199.2

¹Opening balance sheet

EXTRAFARMA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN
	MAR¹	MAR¹
	2014	2013

Gross revenues	189.9	159.0

Sales returns, discounts and taxes	(9.0)	(8.0)

Net sales	180.9	151.1

Cost of sales and services	(123.6)	(105.1)

Gross profit	57.3	46.0

Operating expenses	(48.7)	(36.1)
Other operating income (expenses), net	(0.1)	(0.0)
Income from sale of assets	0.0	0.1

Operating income	8.5	9.9

Equity in earnings (losses) of affiliates

EBITDA	10.5	11.3

Depreciation and amortization	2.0	1.4

RATIOS²

Gross margin (R$/ton)	30%	29%
Operating margin (R$/ton)	4%	6%
EBITDA margin (R$/ton)	6%	7%

¹Relative to the months of February and March 2014
²Calculated based on gross revenues

24

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in March/20141
	Spironga	Oxiteno	Ultragaz	Ipiranga	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.) 2	Maturity
Foreign Currency

Notes	575.2	-	-	-	-	-	575.2	US$	+7.3	2015
Foreign loan 4	-	-	-	179.6	-	-	179.6	US$ + LIBOR	+8.0	2015
Foreign loan	-	134.7	-	-	-	-	134.7	US$ + LIBOR	+1.0	2017
Advances on foreign exchange contracts	-	129.8	-	-	-	-	129.8	US$	+1.4	< 340 days
Financial institutions	-	91.4	-	-	-	-	91.4	US$	+2.1	2014 to 2017
Financial institutions	-	45.3	-	-	-	-	45.3	US$ + LIBOR	+2.0	2017
BNDES	12.1	20.9	-	6.5	-	-	39.5	US$	+5.9	2014 to 2020
Financial institutions	-	28.7	-	-	-	-	28.7	MX$ + TIIE	+1.1	2014 to 2016
Foreign currency advances delivered	-	15.8	-	-	-	-	15.8	US$	+1.3	< 109 days

Subtotal	587.3	466.7	-	186.0	-	-	1,240.0

Local Currency

Banco do Brasil floating rate	-	-	-	2,643.4	-	-	2,643.4	CDI	104.6	2015 to 2019
Debentures - 1st and 2nd issuances IPP	-	-	-	1,440.1	-	-	1,440.1	CDI	107.9	2017 to 2018
Debentures - 4th issuance	-	-	-	-	-	799.8	799.8	CDI	108.3	2015
BNDES	189.0	129.1	103.0	173.9	-	-	595.1	TJLP	+2.5	2014 to 2020
Banco do Brasil fixed rate 3	-	-	-	463.5	-	-	463.5	R$	+12.1	2015
Working capital loan - floating rate	-	-	-	-	124.7	-	124.7	CDI	+3.0	2014 to 2017
Banco do Nordeste do Brasil	-	56.3	43.0	-	-	-	99.3	R$	+8.5	2018 to 2021
BNDES	9.4	7.1	1.6	38.4	2.1	-	58.5	R$	+4.9	2015 to 2022
Research and projects financing (FINEP)	-	28.2	-	21.1	-	-	49.3	R$	+4.0	2019 to 2021
Financial leasing	44.0	-	-	-	-	-	44.0	IGPM	+5.6	2031
Export Credit Note 5	-	25.1	-	-	-	-	25.1	R$	+8.0	2016
Working capital loan - fixed rate	-	-	-	-	9.1	-	9.1	R$	+11.4	2014 to 2016
Research and projects financing (FINEP)	2.0	1.6	-	1.5	-	-	5.1	TJLP	+0.0	2023
Financial leasing fixed rate	-	-	-	-	1.5	0.0	1.5	R$	+15.6	2014 to 2017
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	-	0.7	-	0.7	TJLP	+5.5	2016 to 2022
Financial leasing floating rate	-	-	-	-	0.6	-	0.6	CDI	+2.8	2017

Subtotal	244.3	247.3	147.7	4,782.0	138.5	799.9	6,359.7

Unrealized losses on swaps transactions	-	8.1	-	1.6	-	-	9.7

Total	831.7	722.1	147.7	4,969.6	138.5	799.9	7,609.4

Composition per annum

Up to 1 year	64.9	293.6	39.5	465.6	115.5	799.9	1,778.9
From 1 to 2 years	622.9	87.2	33.9	1,093.7	16.7	-	1,854.3
From 2 to 3 years	47.1	203.7	30.4	1,075.8	5.1	-	1,362.1
From 3 to 4 years	27.2	106.1	21.7	633.8	1.0	-	789.8
From 4 to 5 years	21.7	16.9	6.6	820.3	0.2	-	865.6
Thereafter	47.9	14.6	15.4	880.5	0.1	-	958.7

Total	831.7	722.1	147.7	4,969.6	138.5	799.9	7,609.4

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even /  CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council. On March 31, 2014, TJLP was fixed at 5% p.a. / IGPM = General Index of Market Prices

	Balance in March/20141
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	1,595.4	930.4	416.0	267.9	8.9	75.6	3,294.2

1 As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
2 Some loans have hedging against foreign currency exposure and interest rate (see note 22 to financial statements).
3  For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99.50% of CDI on average.
4  For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 104.10% of CDI on average.
5  For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 88.79% of CDI on average.

25

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (02/2014)

Date, Time e Location:
May 14th, 2014, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors, duly signed; and (ii) member of the Fiscal Council duly signed, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law.

Decisions:

1.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

2.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 14th, 2014)

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned member present, as well as by the undersigned member of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Pedro Wongtschowski

Renato Ochman

Flavio César Maia Luz – President of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2014
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer